Ames
National
Corporation

TABLE OF CONTENTS

Corporate Values

EXCELLENCE
Striving to exceed expectations

INTEGRITY
Demonstrating high moral and ethical conduct

LEADERSHIP
Creating and developing opportunities that benefit our employees, customers, communities and shareholders

STABILITY
Maintaining financial strength and a dedicated staff to successfully serve the current and future needs of our employees, customers, communities and shareholders

TRUST
Acting in the best interest of our employees, customers and shareholders

COMMUNITY
Dedicated to serving our communities through local decision making, community involvement and active boards of directors.

Dear Shareholders



Daniel L. Krieger, *Chairman* **& Thomas H. Pohlman**, *President*

MISSION:

Ames National Corporation (ANC) is a results-oriented financial services holding company providing leadership, counsel and support to its affiliates and superior performance for its shareholders.

CORPORATE CULTURE:

Provide an environment where our affiliates and corporate employees can be successful and provide products and services that enhance the financial well-being of customers and shareholders.

FINANCIAL HIGHLIGHTS

Earnings for the year were $11,009,000 or $1.17 per share, compared to the $10,944,000 or $1.16 per share reported for 2006. Deposits and total assets both increased, loans recorded a new high and total capital was lower compared to a year ago. Net interest income increased $1,035,000, 5%, for the year compared to one year ago primarily as the result of an 8% increase in loan volume and higher yields in the loan and investment portfolios. Increased net interest income, trust department fees, and net security gains were offset by an increase in noninterest expense associated with the opening of 1st National Bank's Ankeny, Iowa office. In addition, 2006 noninterest income included a non-reoccurring gain on the sale of foreclosure of real estate totaling $482,000 which is significant when comparing 2007 earnings to those reported in 2006.

Net interest income increased to $24,025,000 for the year ending December 31, 2007 which compares to $22,990,000 recorded in 2006. The Company's annual net interest margin improved to 3.39% in 2007, an increase of 10 basis points over 3.29% the previous year.

Return on average assets for 2007 and 2006 was 1.30% and 1.34%, respectively, and return on average equity was 9.89% and 9.99%, respectively for the same annual periods. The efficiency ratio for the year ending December 31, 2007 was 53.71% compared to 52.27% for the previous year.

Deposits increased 1.4% to $690,[illegible]9,000 compared to $680,356,000 on December 31, 2006. Demand and large time certificates of deposit showed the highest percentage of growth.

Net loans reached a record $463,651,000, an 8% increase over the $429,123,000 shown at the end of 2006. Loan growth was the result of increased demand in the commercial operating and commercial real estate areas. All but one affiliate bank recorded higher loan numbers compared to a year ago. The allowance for loan losses on December 31, 2007 was $5,781,000 which compares to $6,533,000 the previous year. During 2007, net charge offs were $658,000 compared to $50,000 for the previous year with $416,000 charged off in fourth quarter 2007 compared to $15,000 for the same period in 2006.

The $861,591,000 in total assets reported on December 31, 2007 was nearly $23,000,000 more than the $838,852,000 posted at the end of 2006. The record volume of loans and an increase in deposits was partially offset by a drop in securities. 1st National Bank and United Bank & Trust both increased their total assets over the previous year.

Capital of $110,921,000 represented nearly 13% of total assets on December 31, 2007 which was a [illegible]% decrease from the $112,923,000 at the end of 2006. Lower capital was the result of lower unrealized gains on securities available for sale. The primary reason for the decline in unrealized gains from a year ago was a significant reduction in the market value of financial and utility stocks in the Company's equity portfolio. The Company reduced its equity portfolio in fourth quarter 2007 by selling $9,842,000 in financial and utility stocks for a net gain of $15,000. The sale of the common stocks was initiated to eliminate the Company's position in a single equity issue which had dropped in value in fourth quarter 2007.

COMPANY STOCK

Company stock, listed under the symbol ATLO, ranged in price from $17.64 to $21.35 in the fourth quarter and closed at $19.58 at year end. During the year 259,495 shares were traded with price ranging from a high of $23.19 to a low of $17.64. Dividends paid to shareholders in 2007 totaled $1.07 per share, a 3.9% increase over the $1.03 per share paid in 2006.

STRATEGIC PLAN

The Company Strategic Plan is a vision for the organization which establishes our corporate culture and core values and in turn shapes the decisions we make to improve our overall operation. The goal is to differentiate Ames National Corporation and its affiliate banks which operate under a decentralized banking model from other financial service providers in the marketplace. In first quarter 2008, the Company will finalize the 2008-2013 Strategic Plan which will guide the organization for the next five years. With the Company mission as our top priority, your board of directors and management team has developed an action plan focused on the strategic issues imperative to our success. The key initiatives center on how we will deliver the products and services that customers will demand and use over the next decade and how well we can retain and attract an employee base to meet those needs.

EFFICIENCY

Our organization is cognizant of the value of reducing expenses and is continuously looking for opportunities to enhance efficiencies. Advancements in technology have allowed us to cut costs this past year. First, by using PC Remote Control, which allows us to handle computer upgrades, trouble-shoot problems and assist employees, all from their workstations. This process is more efficient and offers faster resolutions to problems. Second, document imaging provides a secure storage system for maintaining records which reduces the need for expensive paper storage systems. This method improves ease of access for staff and auditors as they research customer information. The third technological advancement is remote capture which eliminates the need for costly courier services since all documents are electronically transmitted. Remote capture also allows our banks to extend the cut off time for accepting deposits to the end of the day, which provides added flexibility and convenience for our customers.

SERVICE EXCELLENCE

In 2007, our organization embarked on a program to enhance our service delivery. This program, called Sales and Service Excellence, includes three expectations: focus on maintaining a staff of financial experts, look for opportunities to enhance customers' financial well-being and provide customers with outstanding experiences that are unique from our competition. To support employees in successfully meeting these expectations, the Company marketing and human resources staff worked closely with affiliate banks to train employees and monitor the program.

WEBSITE ENHANCEMENTS

Expanding delivery channels continue to improve both access and convenience for our customers which provide them more options for managing their accounts and accessing their funds than ever before. During 2007, our affiliate banks went through complete website redesigns to enhance the overall online banking experience for customers. They can apply for accounts and loans, research transactions, transfer funds, and learn about new bank products and services all from their homes or offices. Our goal is to offer the same services online that are available in the bank lobbies. Online banking capabilities will continue to grow as an important delivery channel.

INFORMATION SECURITY

Protecting customer information is a top priority for our Company. Two key areas of focus are network internet security and protecting customer information. From our intrusion protection and detection to our testing and monitoring, these tools help to secure both of these important areas.

With the danger of identify theft increasing, we work diligently to educate our customers and maintain systems to help prevent fraud. All Company affiliates require customers to provide two forms of authentication when accessing Internet Banking. Now, not only are customers' passwords recognized, their computers are recognized as well. Another program utilized to reduce fraud is our debit card fraud prevention service. Through this program, our debit card provider examines individual debit card transactions to learn cardholder spending habits and patterns. Their fraud specialists then watch for any high risk transactions and contact the customer to determine if transactions are legitimate. The service reduces the amount of fraud by cancelling the card before criminals have a chance to use the card in excess.

FINANCIAL REPORTING

The Company Audit Committee continues to oversee the many issues associated with financial reporting which has again resulted in favorable reports from both our external auditors and banking regulators for our organization.

DIRECTORS AND OFFICERS

Four affiliate bank directors retired or resigned from their board positions in 2007. David Morris, former president and board member at Randall-Story State Bank, retired from that bank in August. Leo Herrick, president and board member at United Bank & Trust retired at the end of 2007. Kathy Baker was named United Bank & Trust's president and joined the board of directors. Dr. Tahira Hira and Dean Hunziker both resigned, due to business commitments, from the 1st National Bank board of directors. We are grateful for the advice and counsel each has provided to the success of our banks and Ames National Corporation, and we wish them the very best in the future. The vacant Board positions will be filled by May 2008.

THE ECONOMY

The stock market continued to rise during the year, with the Dow reaching a high of over 14,000 on October 9, 2007. Since then, it has been rocked by uncertainty in the financial markets, driven by the huge losses from sub-prime lending which will undoubtedly continue well into next year. As we move into 2008, the ethanol-driven price of corn, the slowdown in construction and lower home prices, the declining value of the dollar, the Iraq war, the rise in unemployment and the higher fuel prices will impact next year's economy.

Iowa farmers had a banner year as the price of both corn and beans rose as the demand for their use in both food and the production of alternative fuels increased. The continued high price of corn is dependent on the government's ethanol subsidy and the use as a major commodity in food production.

The Federal Reserve reversed direction and lowered rates three times in 2007 after raising interest rates seven times in 2006. There will likely be more reductions unless inflation becomes a definite threat to growth. It is interesting to note that the 91-day Treasury bill yielded over 5% a year ago and is currently yielding around 1.70%, the direct result of the Federal Reserve lowering short term interest rates. The ½% and two ¼% rate decreases in 2007 helped raise banks' net interest margins which should translate into higher earnings.

THANK YOU

Our thanks to the many people who support Ames National. The Company is only as good as its people and we are blessed with a talented and hard working group of employees, officers and directors at our affiliate banks and at the holding company.

We also thank our many customers for giving us the opportunity to provide their financial services and to our shareholders for their continued support.

Sincerely,

DANIEL L. KRIEGER
Chairman

THOMAS H. POHLMAN
President

Company Information

Ames National Corporation (the "Company") is an Iowa corporation and bank holding company registered under the Bank Holding Company Act of 1956, as amended. The Company owns 100% of the stock of five banking affiliates consisting of two national banks and three state banks. All of the Company's operations are conducted in the state of Iowa and primarily within the central Iowa counties of Boone, Story, Polk and Marshall where the Company's banking subsidiaries are located. The Company does not engage in any material business activities apart from its ownership of its banking subsidiaries. The principal executive offices of the Company are located at 405 Fifth Street, Ames, Iowa 50010 and its telephone number is (515) 232-6251.

The Company was organized in 1975, to serve as a holding company for its principal banking subsidiary, 1st National Bank, Ames, Iowa, ("1st National") located in Ames, Iowa. In 1983, the Company acquired the stock of the State Bank & Trust Co. ("State Bank") located in Nevada, Iowa. In 199[illegible] the Company, through a newly-chartered state bank known as Boone Bank & Trust Co. ("Boone Bank"), acquired certain assets and assumed certain liabilities of the former Boone State Bank & Trust Company located in Boone, Iowa. In 1995, the Company acquired the stock of the Randall-Story State Bank ("Randall-Story Bank") located in Story City, Iowa; and in 2002, the Company chartered and commenced operations of a new national banking organization, United Bank & Trust NA ("United Bank") located in Marshalltown, Iowa. 1st National, State Bank, Boone Bank, Randall-Story Bank and United Bank are each operated as a wholly-owned subsidiary of the Company. These five financial institutions are referred to in this Report collectively as the "Banks" and individually as a "Bank".

The principal sources of Company revenue are: (i) interest and fees earned on loans made by the Banks; (ii) service charges on deposit accounts maintained at the Banks; (iii) interest on fixed income investments held by the Banks; (iv) fees on trust services provided by those Banks exercising trust powers; and (v) securities gains and dividends on equity investments held by the Company and the Banks.

The Banks' lending activities consist primarily of short-term and medium-term commercial and residential real estate loans, agricultural and business operating loans and lines of credit, equipment loans, vehicle loans, personal loans and lines of credit, home improvement loans and secondary mortgage loan origination. The Banks also offer a variety of demand, savings and time deposits, cash management services, merchant credit card processing, safe deposit boxes, wire transfers, direct deposit of payroll and social security checks and automated teller machine access. Four of the five Banks also offer trust services.

The Company provides various services to the Banks which include, but are not limited to, management assistance, auditing services, human resource services and administration, compliance management, marketing assistance and coordination, loan review and assistance with respect to computer systems and procedures.

Company Directors

BACK ROW, LEFT TO RIGHT:

Robert L. Cramer *Retired President & Chief Operating Officer Fareway Stores, Inc. (grocery stores),* **James R. Larson, II** *President Larson Development Corporation (real estate development),* **Douglas C. Gustafson** *Veterinarian Boone Veterinary Hospital,* **Steven D. Forth** *Farmer,* **Charles D. Jons** *Independent Medical Consultant,* **Larry A. Raymon** *Chief Executive Officer Raymon Enterprises, Inc (air distribution equipment) and* **Frederick C. Samuelson** *President James Michael & Associates, Inc. (retail variety)*

FRONT ROW, LEFT TO RIGHT:

Warren R. Madden *Vice President for Business & Finance, Iowa State University,* **Thomas H Pohlman** *President of the Company,* **Daniel L. Krieger** *Chairman of the Company,* **Betty A. Baudler Horras** *President Baudler Enterprises, Inc. (marketing) and* **Marvin J. Walter** *President Dayton Road Development Corporation (real estate development)*



Selected Financial Data

The following financial data of the Company for the five years ended December 31, 2003 through 2007 is derived from the Company's historical audited financial statements and related footnotes. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operation" and the consolidated financial statements and related notes contained elsewhere in this Annual Report.

	Year Ended December 31 (dollars in thousands, except per share amounts)				
	2007	2006	2005	2004	2003
STATEMENT OF INCOME DATA					
Interest income	$47,562	$44,296	$41,306	$37,354	$35,314
Interest expense	23,537	21,306	15,933	10,564	10,339
Net interest income	24,025	22,990	25,373	26,790	24,975
Provision (credit) for loan losses	(94)	(183)	331	479	645
Net interest income after provision (credit) for loan losses	24,119	23,173	25,042	26,311	24,330
Noninterest income	7,208	6,674	5,613	5,269	6,435
Noninterest expense	16,776	15,504	15,210	14,935	14,819
Income before provision for income tax	14,551	14,343	15,445	16,645	15,946
Provision for income tax	3,542	3,399	3,836	4,255	4,321
Net Income	$11,009	$10,944	$11,609	$12,390	$11,625
DIVIDENDS AND EARNINGS PER SHARE DATA					
Cash dividends declared	$10,183	$9,804	[illegible]	$7,590	$7,442
Cash dividends declared per share	$1.08	$1.04	$1.00	$0.81	$0.76
Basic and diluted earnings per share	$1.17	$1.16	$1.23	$1.32	$1.24
Weighted average shares outstanding	9,427,503	9,422,402	[illegible]	9,405,705	9,393,672
BALANCE SHEET DATA					
Total assets	$861,594	$838,853	[illegible]	$839,753	$752,786
Net loans	463,654	429,123	[illegible]	[illegible]	355,538
Deposits	690,119	688,356	668,842	[illegible]	619,549
Stockholders' equity	110,023	112,923	109,227	[illegible]	107,325
Equity to assets ratio	12.77%	13.46%	[illegible]	[illegible]	14.26%
FIVE-YEAR FINANCIAL PERFORMANCE					
Net income	$11,009	$10,944	$11,609	$12,390	$11,625
Average assets	843,788	[illegible]	[illegible]	[illegible]	726,945
Average stockholders' equity	[illegible]	109,508	109,802	[illegible]	[illegible]
Return on assets (net income divided by average assets)	1.30%	[illegible]	[illegible]	[illegible]	1.60%
Return on equity (net income divided by average equity)	9.89%	9.99%	[illegible]	[illegible]	[illegible]
Net interest margin (net interest income divided by average earning assets)	3.39%	3.29%	3.56%	[illegible]	4.02%
Efficiency ratio (noninterest expense divided by noninterest income plus net interest income)	[illegible]	[illegible]	49.09%	46.59%	[illegible]
Dividend payout ratio (dividends per share divided by net income per share)	92.31%	89.66%	[illegible]	[illegible]	61.46%
Dividend yield (dividends per share divided by closing year-end market price)	[illegible]	[illegible]	3.89%	[illegible]	[illegible]
Equity to assets ratio (average equity divided by average assets)	13.20%	[illegible]	[illegible]	13.62%	[illegible]

Five-Year Performance Record

FIVE-YEAR PERFORMANCE RECORD	2007	2006	2005	2004	2003
Return on Average Assets	1.30%	1.34%	1.40%	1.56%	1.60%
Return on Average Equity	9.89%	9.99%	10.6%	11.5%	11.2%
Dividend Yield	5.5%	5.0%	3.9%	3.0%	3.9%
Efficiency Ratio	53.7%	52.3%	49.1%	46.6%	47.2%

FIVE-YEAR FINANCIAL HIGHLIGHTS


AVERAGE DEPOSITS
MILLIONS
$0 $100 $200 $300 $400 $500 $600 $700 $800 $900
$595 $639 $644 $666 $668
2003 2004 2005 2006 2007


AVERAGE LOANS
MILLIONS
$0 $100 $200 $300 $400 $500 $600 $700 $800 $900
$350 $385 $436 $438 $454
2003 2004 2005 2006 2007


AVERAGE TOTAL ASSETS
MILLIONS
$0 $100 $200 $300 $400 $500 $600 $700 $800 $900
$727 $793 $831 $818 $844
2003 2004 2005 2006 2007


EARNINGS PER SHARE
DOLLARS
$1.00 $1.05 $1.10 $1.15 $1.20 $1.25 $1.30 $1.35
$1.24 $1.32 $1.23 $1.16 $1.17
2003 2004 2005 2006 2007


BOOK VALUE PER SHARE
DOLLARS
$9.00 $9.50 $10.00 $10.50 $11.00 $11.50 $12.00
$11.42 $11.79 $11.60 $11.98 $11.67
2003 2004 2005 2006 2007


DECLARED DIVIDENDS PER SHARE
DOLLARS
$0.00 $0.20 $0.40 $0.60 $0.80 $1.00 $1.20
$0.76 $0.81 $1.00 $1.04 $1.08
2003 2004 2005 2006 2007



Company Staff

BACK ROW, LEFT TO RIGHT:

Nicole J. Gebhart *Asst. Vice President & Marketing Director,* **Timothy J. Lupardus** *Asst. Vice President & Information Systems Manager,* **Lisa K. Robinson** *Auditor,* **Kevin G. Deardorff** *Vice President & Technology Director,* **Matthew R. Hackbart** *Information Systems Asst. Manager,* **Jeffrey M. Vetter** *Information Technology Technician and* **Tracy W. Laws** *Asst. Vice President & Auditor*

FRONT ROW, LEFT TO RIGHT:

John P. Nelson *Vice President & CFO,* **Lori J. Hill** *Asst. Corporate Secretary,* **Daniel L. Krieger** *Chairman,* **Jennifer J. Thompson** *Asst. Vice President & Human Resources Director and* **Thomas H. Pohlman** *President*

Financial Highlights

INCOME STATISTICS

	2007	2006	% Change
Interest income	$47,562	$44,296	7.37%
Interest expense	23,537	21,306	10.47%
Net interest income	24,025	22,990	4.50%
Provision for loan losses	(94)	(183)	-48.63%
Noninterest income	7,208	6,674	8.00%
Noninterest expense	16,776	15,504	8.20%
Net income	11,009	10,944	0.59%
Earnings per share	$1.17	$1.16	0.86%
Return on average assets	1.30%	1.34%	-2.99%
Return on average equity	9.89%	9.99%	-1.00%

BALANCE SHEET STATISTICS

	2007	2006	% Change
Loans	$463,651	$429,123	8.05%
Securities	339,942	354,572	-4.13%
Deposits	690,119	680,356	1.43%
Total assets	861,591	838,853	2.71%

CAPITAL STATISTICS

	2007	2006	% Change
Shareholders' equity	$110,021	$112,923	-2.57%
Book value per share	11.67	11.98	-2.59%
Cash dividends declared	1.08	1.04	3.85%
Dividend payout ratio	92.31%	89.66%	2.96%
Average equity to average total assets	13.20%	13.38%	-1.35%

CREDIT QUALITY

	20096	
Net charge-offs to average gross loans	0.14%	0.01%
Nonperforming loans to gross loans	0.97%	0.24%
Allowance for loan losses to gross loans	1.23%	1.50%

MARKET PRICE & DIVIDEND INFORMATION

On February 29, 2008, the Company had approximately 561 shareholders and an estimated 946 beneficial owners whose shares were held in nominee titles through brokerage or other accounts. The Company's common stock is traded on the NASDAQ Capital Market under the symbol "ATLO". Trading in the Company's common stock is, however, relatively limited. The closing price of the Company's common stock was $20.95 on February 29, 2008.

Below is a summary of the Company's high and low sales price for the common stock on a per share basis during the last two years based on information provided to and gathered by the Company on an informal basis. The comparison also outlines the Company's declared cash dividends during the past two years. The Company declared aggregate annual cash dividends in 2007 and 2006 of $10,183,000 and $9,801,000, respectively, or $1.08 per share in 2007 and $1.04 per share in 2006. In February 2008, the Company declared an aggregate cash dividends of $2,640,000 or $.28 per share.

MARKET PRICE AND DIVIDEND TWO-YEAR COMPARISON

2007

	Market Price		Cash Dividends
Quarter	High	Low	Declared
1st	$22.44	$20.56	$0.27
2nd	$23.19	$21.00	$0.27
3rd	$21.70	$19.06	$0.27
4th	$21.75	$17.64	$0.27

2006

	Market Price		Cash Dividends
Quarter	High	Low	Declared
1st	$28.57	$22.85	$0.26
2nd	$26.00	$19.75	$0.26
3rd	$22.75	$21.41	$0.26
4th	$22.69	$19.82	$0.26

The decision to declare cash dividends in the future and the amount thereof rests within the discretion of the Board of Directors of the Company and will be subject to, among other things, the future earnings, capital requirements and financial condition of the Company and certain regulatory restrictions imposed on the payment of dividends by the Banks. Such restrictions are discussed in greater detail in Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources and footnote 11 of the Company's financial statements included herein.



BOARD OF DIRECTORS

Back Row, Left to Right: Robert L. Cramer, Richard D. Blomgren, Douglas C. Gustafson, DVM and Patrick J. McMullan

Front Row, Left to Right: Jeffrey K. Putzier, Daniel L. Krieger and William S. Zinnel

Boone Bank & Trust Co.

ORGANIZED:

The Bank, formerly Boone State Bank & Trust Co., was organized in 1883. In 1992, the Bank was organized by the Company under a new state charter in connection with a purchase and assumption transaction whereby Boone Bank & Trust Co. purchased certain assets and assumed certain liabilities of the former Boone State Bank & Trust Co. in exchange for a cash payment.

FINANCIAL HIGHLIGHTS:

As of December 31, 2007, Boone Bank had capital of $12,541,000 and 26 full-time equivalent employees. It had net income of $1,586,000 in 2007, $1,636,000 in 2006 and $1,849,000 in 2005. Total assets as of December 31, 2007, 2006 and 2005 were $97,574,000, $103,225,000 and $108,780,000, respectively.

LOCATIONS:

Main Office: 716 8th Street, Boone

Branch Office: 1326 S. Story Street, Boone

BOONE BANK & TRUST CO.

CONTACT INFORMATION:

Phone: (515) 432-6200

Fax: (515) 432-3312

Web: www.boonebankiowa.com

Email: service@boonebankiowa.com

Service and Community

DUFFY'S APPLIANCE

Regis Duffy opened the doors of Duffy's Appliance in Boone, Iowa in 1953. He envisioned a company that was dedicated to the customer and the surrounding community by providing top rate appliances, televisions and personalized service.

Steve Duffy grew up in his father's business and took over control of the operation after graduating from Iowa State. He has continued the tradition his father started by providing quality products backed by prompt, economical, and professional service.

Duffy's offers a complete line of major appliances and televisions. "We believe that quality service is the big differentiator for our business. There is a lot of competition in the appliance industry. Quality products at competitive pricing matched with superior service has set our business apart from our competition," states Duffy.

Steve Duffy chose Boone Bank & Trust Co. because it embodies the same ideals as his business: service to customers and the community. "Generally, many services and products offered by banks are similar. It's the people that really make the difference," says Duffy. Duffy works with Boone Bank & Trust because he "really likes the service he receives and the friendliness and professionalism of the staff." Even though he uses online banking frequently, he is in the bank almost daily. Steve greets everyone in the bank when he walks in the door, and everyone knows him.

Steve is also an avid supporter of the community. Not only is he currently serving his 27th year on the Boone County Conservation Board, he is also a Chamber Ambassador where he welcomes new businesses to the community. Another reason he continues to do business with Boone Bank is "I like how the bank does business in the community. Its policy of reciprocity is very commendable. They are truly committed to Boone and the surrounding area."

Boone Bank & Trust Co. is pleased to partner with Steve Duffy and Duffy's Appliance for all of their banking needs.



Steve Duffy – Duffy's Appliance



BOARD OF DIRECTORS
Back Row, Left to Right: Charles D. Jons, MD, Terrill L. Wycoff, James R. Larson, II, Dean E. Hunziker and Thomas H. Pohlman
Front Row, Left to Right: Tahira K. Hira, PhD, Daniel L. Krieger, Marvin J. Walter and Betty A. Baudler Horras

1st National Bank

ORGANIZED:

The Bank was organized in 1903 and became a wholly owned subsidiary of the Company in 1975 through a bank holding company organization whereby the then shareholders of 1st National exchanged all of their 1st National stock for stock in the Company.

FINANCIAL HIGHLIGHTS:

As of December 31, 2007, 1st National had capital of $41,394,000 and 95 full-time equivalent employees. 1st National had net income of $5,887,000 in 2007, $5,938,000 in 2006, and $6,417,000 in 2005. Total assets as of December 31, 2007, 2006 and 2005 were $466,908,000, $428,517,000, and $413,412,000, respectively.

LOCATIONS:

Main Office
405 5th Street, Ames
Cub Foods Office
3121 Grand Avenue, Ames
University Office
2330 Lincoln Way, Ames
North Grand Office
2406 Grand Avenue, Ames
Ankeny Office
1205 North Ankeny Blvd., Ankeny

CONTACT INFORMATION:

Phone: (515) 232-5561
Fax: (515) 232-5778
Web: www.FNBames.com
Email: info@FNBames.com

1ST FIRST NATIONAL BANK
AMES • ANKENY

Life is about Relationships

BIKE COUNTRY

Life is about relationships. If you take those relationships away, you don't have anything. Gordon Havlik, owner of Bike Country, received this advice from a good friend and customer over 20 years ago. It has stuck with him throughout his career. Havlik graduated from Iowa State University with a Bachelor's degree in Business Administration in 1983. Havlik comments, "When I graduated in the '80s, jobs were limited and pay was low so I decided I might as well do something I enjoy." And that's just what Havlik did. Bike Country opened its doors for business in 1984 and has continued to grow over the past 24 years. Havlik works in the business with his mother Bev Havlik, and his sister, Leanne Stueck.

"Biking, it's my passion. It's what I love," says Havlik. His true commitment to his passion shines through in the way he takes care of customers. He works to build relationships one customer at a time. Havlik comments, "I don't want to just help a customer with one sale. I want them to become permanent customers by providing them with great service so they keep coming back."

Havlik also has the same relationship philosophy when choosing business partners. He is diligent in selecting companies in line with his values. Havlik started working with Tom Friedman, Market President of 1st National Bank, years ago. "Tom Friedman is the best banker here in Ankeny," comments Havlik. "I have worked with a lot of bankers throughout the years. I'd like to think I can run my business the way Tom runs his bank – **The word is INTEGRITY.** If he says something, he means it."

Bike Country opened their business account with 1st National Bank not long after the Bank opened in 2007. "I was really happy when Tom said he was coming back to the community. I looked at what Tom was doing in Ankeny and I couldn't wait for him to open up the new bank. I just had to do what was best for the business so I moved to 1st National." Because of the relationship with Tom and the service, Havlik has also opened personal accounts at the Bank.

"I know that Tom's going to be at the Bank for me. If I need something, Tom's going to be there. He hires people that get the job done. Everybody smiles and they're happy. This is to me what a bank's about. They do what it takes to meet my needs."

1st National Bank continues to build a customer base in the Ankeny market. Through relationships with great organizations like Bike Country, 1st National Bank will grow along with the community. Havlik concludes, "It's not the beautiful building, and it is beautiful, but I believe this, you don't do a good business without good people and 1st National has hired good people. I'm not going anywhere."



Gordon Havlik – Bike Country



BOARD OF DIRECTORS

Back Row, Left to Right: **Elaine C. Tekippe, John P. Nelson, Steven D. Forth and Gary G. Vulgamott**

Front Row, Left to Right: **Harold E. Thompson and Richard J. Schreier**

Randall-Story State Bank

ORGANIZED:

The Bank was organized in 1928 and acquired by the Company in 1995 through a stock transaction whereby the then shareholders of Randall-Story State Bank exchanged all their Randall-Story Bank stock for stock in the Company.

FINANCIAL HIGHLIGHTS:

As of December 31, 2007, Randall-Story Bank had capital of $8,148,000 and 14 full-time equivalent employees. It had net income of $969,000 in 2007, $902,000 in 2006 and $869,000 in 2005. Total assets as of December 31, 2007, 2006 and 2005 were $72,762,000, $73,777,000 and $70,371,000, respectively.

LOCATION:

606 Broad, Story City

CONTACT INFORMATION:

Phone: (515) 733-4396

Fax: (515) 733-2068

Web: www.randallstory.com

Email: info@randallstory.com

RSSB RANDALLSTORY STATE BANK

Building Strong Partnerships

STORY CITY BUILDING PRODUCTS

On the west end of Story City, there is a company with roots dating back to the early 1900s. Story City Building Products, known today for its high quality lumber and exceptional personal service, is a fourth generation company. "My dad was born in 1900 and started in the lumber business in Story City at an early age. His primary jobs were taking care of the alley where lumber was loaded on horse drawn trailers and filling nail bins," comments John Halleland, founder of Story City Building Products.

With building products in his blood, Halleland and brother-in law, Bill Gabrielson, both ISU graduates, started Story City Building Products with two other family shareholders in 1957. "In the early days, we built portable livestock feeders, hog houses and corn cribs. We later expanded into larger, permanent buildings and on site construction," says Halleland.

As with many businesses, changes in the industry meant a shift in opportunities. Story City Building Products changed their focus in 1970 from construction to lumber and other building materials. Today, Halleland works with his two sons, Bruce and Bob, and grandson, Adam, in the business. Bob's wife, Lori, is also very involved in the day-to-day operations.

"The thing that we've really seen change over the years is the amount of choices available to customers in the building materials industry and the need to display and have knowledge of these different materials," says Halleland. Even with all of the options today, Story City Building Products has established a niche in the industry. Bob specializes in custom home designs and computer drafting services, and Bruce focuses on cabinetry and windows. Bob says, "Another thing we specialize in is higher grade quality of lumber. Contractors in this area are very concerned about lumber quality. Our target customer is the person that orders the lumber, the guy that nails it. This type of contractor knows a quality project starts with good quality lumber. This is very important to us."

Because it is a family-owned business, the Hallelands take great pride in providing individual, personal care. Customers know the owners and are able to work with the same people every time they come into the store. This family-focused environment is one reason Story City Building Products has banked with Randall-Story State Bank for over 35 years. "The friendly, knowledgeable staff and great customer service keeps us at Randall-Story. We receive good advice from Randall-Story, sometimes not even connected to banking," commented Bob Halleland. He continues, "We just know so many people at Randall-Story personally. It's easy to work with them and easy to do business. We feel comfortable and relaxed when we go in there."

These personal partnerships are what set Randall-Story State Bank apart from the competition. Local decisions mean that the Hallelands receive quick, individualized service. Bob comments, "We currently work with Randall-Story for our checking, savings, certificate of deposit and safe deposit box needs. We know the door is always open whenever we have the need for additional funding. Randall-Story will be there for us."



Back Row, left to right: Bob Halleland, John Halleland, Harold Thompson (Randall Story President) and Adam Northrop
Front Row, left to right: Lori Halleland and Bruce Halleland



BOARD OF DIRECTORS

Back Row, Left to Right: William D. Couser, James G. Frevert, Richard C. Parker and Fred C. Samuelson

Front Row, Left to Right: Curtis A. Hoff, Stephen C. McGill, Michelle R. Cassabaum and Thomas H. Pohlman

State Bank & Trust Co.

ORGANIZED:

The Bank was organized in 1939 and acquired by the Company in 1983 through a stock transaction whereby the then shareholders of State Bank exchanged all their State Bank stock for stock in the Company.

FINANCIAL HIGHLIGHTS:

As of December 31, 2007, State Bank had capital of $11,689,000 and 23 full-time equivalent employees. It had net income of $1,352,000 in 2007, $1,310,000 in 2006 and $1,401,000 in 2005. Total assets as of December 31, 2007, 2006 and 2005 were $107,585,000, $114,266,000 and $112,626,000, respectively.

LOCATIONS:

Main Office: 1025 6th Street, Nevada

McCallsburg Office: 425 Main Street, McCallsburg

Colo Office: 405 Main Street, Colo

CONTACT INFORMATION:

Phone: (515) 382-2191

Fax: (515) 382-3826

Web: www.banksbt.com

Email: info@banksbt.com

STATE BANK & TRUST CO.

Responsive Service

MID-STATES MILLWRIGHT & BUILDERS, INC. (MMB)

As an agricultural community in the heart of Central Iowa, Nevada has a variety of businesses focused on serving the needs of farmers and agri-businesses. Over the years, the community has become a center for several agricultural-related businesses. These businesses encompass commercial farm management, agricultural real estate firms, commercial cattle-feeding operations, ethanol production and renewable energy research. This environment has also led to the development of several related businesses. One such business is Mid-States Millwright & Builders, Inc. (MMB).

MMB is a locally-owned business that sells and constructs commercial grain handling and storage equipment throughout the Midwest. Its clients include several large Ag. cooperatives, ethanol plants, and corporate organizations, such as Monsanto, Inc. In addition, it also provides servicing to several non-agricultural companies that utilize conveyors, auger, and related material handling systems.

In 2004, utilizing State Bank & Trust commercial financing and the SBA 504, Kevin & Shelley Vier purchased MMB. The Viers were natives of Nevada, and Kevin a long time employee. In essence, they felt this was an opportunity to own their own business in a field that held plenty of opportunity for future growth. By purchasing the existing company, Viers retained name recognition and had access to key customers. The predictions proved accurate. The increased demand for agricultural commodities and their higher prices have led many of MMB's existing clients to expand and with the development of the renewable energy industry, many new businesses have started. As a result, MMB has flourished.

"With bigger yields and more and more acres being planted to corn, there has been a very high demand for storage and faster handling equipment throughout the Midwest. In addition, there has been strong demand for repairs on existing handling equipment. This demand has made a huge impact on our business," says Kevin Vier, President MMB.

MMB and Viers have been strong proponents of community support. "We purchase our fuel and vehicle maintenance materials from local businesses. We are also pleased to offer many employment opportunities that are so important to the success of the local economy," says Vier. The local commitment is one reason MMB selected State Bank & Trust Co. when choosing a bank. Vier comments, "Growing up in Nevada, my parents and the family business used State Bank for all of their financial needs. I feel I have a personal relationship with the Bank."

However, Vier also needed a bank that would respond quickly and was large enough to handle his expanding needs. "Over the past few years, I have really noticed the level of customer service and realized that State Bank does go the extra mile to serve my banking needs. I know I can walk into the Bank and talk to an officer at any time. They have always made time for my business and for me." This is evident by the wide range of products utilized both commercially and personally. These products include commercial real estate and equipment financing, construction financing, residential financing, cash management, commercial and personal checking, and numerous certificates of deposit.

As the agriculture industry continues to change and grow, Mid-States Millwright & Builders will find new ways to support their clients and the community, and State Bank & Trust will be there to assist Vier and his company with their growing needs. Vier concludes, "State Bank provides the services I need, with good customer service and people I trust. This is very important to me."



**Kevin Vier, MMB and
Steve McGill, State Bank & Trust Co. President**



BOARD OF DIRECTORS
Back Row, Left to Right: **Kevin L. Swartz, Keith R. Brown and John S. Wise**
Front Row, Left to Right: **Larry A. Raymon, Leo E. Herrick and Daniel L. Krieger**

United Bank & Trust

ORGANIZED:

The Bank was chartered as a national bank in June of 2002.

FINANCIAL HIGHLIGHTS:

As of December 31, 2007, United Bank had capital of $8,588,000 and 22 full-time equivalent employees. United Bank had net income of $104,000 in 2007, a loss of in 2006 of $58,000, and net income in 2005 of $124,000. Total assets as of December 31, 2007, 2006 and 2005 were $106,736,000, $94,684,000 and $94,684,000, respectively.

LOCATION:

Main Office: 2101 S. Center Street, Marshalltown
Courthouse Branch: 29 South Center Street, Marshalltown

CONTACT INFORMATION:

Phone: (641) 753-5900
Fax: (641) 753-0800
Web: www.ubtna.com
Email: info@ubtna.com

UNITED BANK & TRUST

Premier Service

PREMIER OFFICE EQUIPMENT

Premier Office Equipment was established in December 1999 with a commitment to provide clients with superior office technology and exceptional customer service through local people. Because Premier Office Equipment is a local company, they take pride in establishing long term, personal relationships with their clients. Premier offers an array of equipment technologies. This includes copiers, printers, color and B&W multi-functional devices, scanning systems, fax machines, shredders as well as a complete line of printer cartridges and toners. In addition, they provide on-site service and support for all of their products. Premier is proud to be a Sharp Electronics dealer and has recently been awarded Sharp's prestigious Hyakuman Kai award for superior sales and service. Premier serves clients in eleven counties in Central Iowa, including the communities of Marshalltown, Ames, Boone, Newton and Oskaloosa.

Premier's relationship with United Bank & Trust began early in their company's existence. "Shortly after we opened, United Bank & Trust's President came to our office, made a presentation on what they could offer and asked for our business. In many ways, we see parallels between our company and United Bank. Premier is a customer service organization and when we choose vendor relationships, we align ourselves with companies where customer service is the top priority." says Terry Barnes, company President.

Premier has built their business on the philosophy that their people make the difference. As professionals in the industry, they have the experience and expertise to provide advice on today's technology. Their staff has over 175 years' combined experience in the office equipment industry and each staff member is empowered to do what it takes to ensure customer satisfaction. That teamwork and customer service attitude comes through in many ways. As a result of their high standard of customer service, Premier Office Equipment has experienced double-digit growth every year since 1999 and currently serves over 1,200 clients with a wide variety of office equipment. In 2003, they moved into a 12,000 sq. ft. facility to accommodate business growth and to better serve their client's needs.

Barnes states, "What we value most is the personal relationships we have with the United Bank & Trust staff. We understand their people and they understand us. We feel good about our experience every time we go into the bank. The staff is very friendly and calls us by name. Rates may lead you to a bank, but the people and the relationships are what keep you there."

United Bank & Trust is proud to be a partner in the growth of Premier Office Equipment over the past five years and looks forward to assisting Terry Barnes and his staff as they continue to build on their solid foundation of premier service.



James Chevalier, Terry Barnes, Nick Grossman and Roger Wilkens – Premier Office Equipment

Website Enhancements


BOONE BANK & TRUST CO
Owning a home never felt so right.
HOME BUYER DISCOUNT
Count on Us!

www.BooneBankIowa.com

IMPROVED FUNCTIONALITY
ENHANCED NAVIGATION
NEW DESIGN

During 2007, Ames National Corporation affiliate banks completed website redesigns to enhance the overall online banking experience. Customers can apply for accounts and loans, research transactions, transfer funds, and learn about new bank products and services all from their homes or offices. Our goal is to offer the same services online that are available in our bank lobbies.


RANDALLSTORY STATE BANK
Proud Past, Focused Future
Welcome to Randall-Story State Bank
Current Promotions
First Time Homebuyers Program

www.randallstory.com


UNITED BANK & TRUST
Working Hard to Be Your Bank
Home Equity Loans
Useful Links

www.ubtna.com


STATE BANK & TRUST CO.
Internet Banking
Cash Management
Useful Links
Free Online Banking
HEALTH Savings Accounts

www.banksbt.com


FIRST NATIONAL BANK
Our online mortgage application
Personal Banking

www.FNBames.com

OVERVIEW

Ames National Corporation (Company) is a bank holding company established in 1975 that owns and operates five bank subsidiaries (Banks) in central Iowa. The following discussion is provided for the consolidated operations of the Company and its Banks, 1st National, State Bank, Boone Bank, Randall-Story Bank and United Bank. The purpose of this discussion is to focus on significant factors affecting the Company's financial condition and results of operations.

The Company does not engage in any material business activities apart from its ownership of the Banks and managing its own bond and equity portfolio. Products and services offered by the Banks are for commercial and consumer purposes, including loans, deposits and trust services. The Banks also offer investment services through a third-party broker dealer. The Company employs twelve individuals to assist with financial reporting, human resources, marketing, audit, compliance, technology systems and the coordination of management activities, in addition to 180 full-time equivalent individuals employed by the Banks.

The Company's primary competitive strategy is to utilize seasoned and competent Bank management and local decision-making authority to provide customers with prompt response times and flexibility in the products and services offered. This strategy is viewed as providing an opportunity to increase revenues through creating a competitive advantage over other financial institutions. The Company also strives to remain operationally efficient to improve profitability while enabling the Company to offer more competitive loan and deposit rates.

The principal sources of Company revenues and cashflow are: (i) interest and fees earned on loans made by the Banks; (ii) service charges on deposit accounts maintained at the Banks; (iii) interest on fixed income investments held by the Banks; (iv) fees on trust services provided by those Banks exercising trust powers; and (v) securities gains and dividends on equity investments held by the Company and the Banks. The Company's principal expenses are: (i) interest expense on deposit accounts and other borrowings; (ii) salaries and employee benefits; (iii) data processing costs associated with maintaining the Banks' loan and deposit functions; and (iv) occupancy expenses for maintaining the Banks' facilities. The largest component contributing to the Company's net income is net interest income, which is the difference between interest earned on earning assets (primarily loans and investments) and interest paid on interest bearing liabilities (primarily deposit accounts and other borrowings). One of management's principal functions is to manage the spread between interest earned on earning assets and interest paid on interest bearing liabilities in an effort to maximize net interest income while maintaining an appropriate level of interest rate risk.

The Company reported net income of $11,009,000 for the year ended December 31, 2007 compared to $10,944,000 and $11,609,000 reported for the years ended December 31, 2006 and 2005, respectively. This represents an increase of 0.6% when comparing 2007 to 2006 with net interest income improving 4%, but nearly offset by higher noninterest expense associated with opening the Ankeny office of 1st National. The decline in net income in 2006 from 2005 of 6% was primarily the result of lower net interest income which resulted from higher market interest rates that caused deposit interest expense to increase more quickly than interest income on earning assets. Earnings per share for 2007 were $1.17 compared to $1.16 in 2006 and $1.23 in 2005. All of the Company's five Banks had profitable operations during 2007.

The Company's return on average equity for 2007 was 9.89% compared to 9.99% and 10.57% in 2006 and 2005, respectively, and the return on average assets for 2007 was 1.30% compared to 1.34% in 2006 and 1.40% in 2005. A higher level of average equity and average assets in 2007 compared to 2006 caused both the return on average equity and return on average assets to decline in 2007 compared to the previous year. Lower net interest income was the primary contributor to the lower return on average equity and return on average assets in 2006 compared to 2005.

The following discussion will provide a summary review of important items relating to:

- Challenges
- Key Performance Indicators
- Industry Results
- Income Statement Review
- Balance Sheet Review
- Asset Quality and Credit Risk Management
- Liquidity and Capital Resources
- Interest Rate Risk
- Inflation
- Forward-Looking Statements
- Stock Price Performance

CHALLENGES

Management has identified certain challenges that may negatively impact the Company's revenues and profitability in the future and is attempting to position the Company to best respond to those challenges.

- Banks have historically earned higher levels of net interest income by investing in longer term loans and securities at higher yields and paying lower deposit expense rates on shorter maturity deposits. However, the difference between the yields on short term and long term investments was very low for much of 2006 and 2007, making it more difficult to manage net interest margins. If the yield curve was to flatten or invert in 2008, the Company's net interest margin may compress and net interest income may be negatively impacted. Historically, management has been able to position the Company's assets and liabilities to earn a satisfactory net interest margin during periods when the yield curve is flat or inverted by appropriately managing credit spreads on loans and maintaining adequate liquidity to provide flexibility in an effort to hold down funding costs. Management would seek to follow a similar approach in dealing with this challenge in 2008.

- While interest rates declined in the latter part of 2007 and may continue to decline during 2008, interest rates may eventually increase and may present a challenge to the Company. Increases in interest rates may negatively impact the Company's net interest margin if interest expense increases more quickly than interest income. The Company's earning assets (primarily its loan and investment portfolio) have longer maturities than its interest bearing liabilities (primarily deposits and other borrowings); therefore, in a rising interest rate environment, interest expense will increase more quickly than interest income as the interest bearing liabilities reprice more quickly than earning assets. In response to this challenge, the Banks model quarterly the changes in income that would result from various changes in interest rates. Management believes Bank earning assets have the appropriate maturity and repricing characteristics to optimize earnings and the Banks' interest rate risk positions.

- The Company's market in central Iowa has numerous banks, credit unions, and investment and insurance companies competing for similar business opportunities. This competitive environment will continue to put pressure on the Banks' net interest margins and thus affect profitability. Strategic planning efforts at the Company and Banks continue to focus on capitalizing on the Banks' strengths in local markets while working to identify opportunities for improvement to gain competitive advantages.

- A substandard performance in the Company's equity portfolio could lead to a reduction in the historical level of realized security gains, thereby negatively impacting the Company's earnings. The Company invests capital that may be utilized for future expansion in a portfolio of primarily financial and utility stocks with an estimated fair market value of approximately $10 million as of December 31, 2007. The Company focuses on stocks that have historically paid dividends in an effort to lessen the negative effects of a bear market. However, this strategy did not prove successful in 2007 as problems in the residential mortgage industry caused a significant decline in the market value of the Company's financial stocks. The Company had $9 million in money market account balances (at the holding company level on an unconsolidated basis) as of December 31, 2007 as a result of fourth quarter 2007 stock sales to divest of several stocks in the portfolio. Those proceeds will be reinvested in 2008 as suitable investments are identified. Unrealized gains in the Company's equity portfolio totaled $3.3 million as of December 31, 2007 after recognizing realized gains of $1.4 in the portfolio during the year. This compares to unrealized gains of $9.5 million (at the holding company level on an unconsolidated basis) as of December 31, 2006 after recognizing realized gains of $1.1 million during 2006.

- The economic conditions for commercial real estate developers in the Des Moines metropolitan area deteriorated in 2007 and contributed to the Company's increased level of non-performing loans. Presently, the Company has $2.6 million in impaired loans with two Des Moines development companies with specific reserves totaling $89,000; however, $402,000 was charged-off in the fourth quarter of 2007 relating to one of these borrowers. The Company has additional customer relationships with real estate developers in the Des Moines area that may become impaired in the future if economic conditions do not improve or become worse. The Company has a limited number of such credits and is actively engaged with the customers to minimize credit risk.

KEY PERFORMANCE INDICATORS

Certain key performance indicators for the Company and the industry are presented in the following chart. The industry figures are compiled by the Federal Deposit Insurance Corporation (FDIC) and are derived from 8,533 commercial banks and savings institutions insured by the FDIC. Management reviews these indicators on a quarterly basis for purposes of comparing the Company's performance from quarter to quarter against the industry as a whole.

Selected Indicators for the Company and the Industry

	Year Ended December 31,					
	2007		2006		2005	
	Company	Industry	Company	Industry	Company	Industy
Return on assets	1.30%	.86%	1.34%	1.28%	1.40%	1.28%
Return on equity	9.89%	8.17%	9.99%	12.34%	10.57%	12.46%
Net interest margin	3.39%	3.29%	3.29%	3.31%	3.56%	3.49%
Efficiency ratio	53.71%	59.37%	52.27%	56.79%	49.09%	57.24%
Capital ratio	13.20%	7.98%	13.38%	8.23%	13.21%	8.25%

Key performance indicators include:

- Return on Assets

  This ratio is calculated by dividing net income by average assets. It is used to measure how effectively the assets of the Company are being utilized in generating income. The Company's return on assets ratio is in line with that of the industry; however, this ratio has declined in 2007 as compared to 2006 and 2005 as the result of a higher level of average assets.

- Return on Equity

  This ratio is calculated by dividing net income by average equity. It is used to measure the net income or return the Company generated for the shareholders' equity investment in the Company. The Company's return on equity ratio is below that of the industry primarily as a result of the higher level of capital the Company maintains for future growth and acquisitions.

- Net Interest Margin

  This ratio is calculated by dividing net interest income by average earning assets. Earning assets consist primarily of loans and investments that earn interest. This ratio is used to measure how well the Company is able to maintain interest rates on earning assets above those of interest-bearing liabilities, which is the interest expense paid on deposit accounts and other borrowings. The Company's net interest margin is in line with peer bank averages and has improved since 2006 as a result of higher volume and yields on loans and investments.

- Efficiency Ratio

  This ratio is calculated by dividing noninterest expense by net interest income and noninterest income. The ratio is a measure of the Company's ability to manage noninterest expenses. The Company's efficiency ratio compares favorably to the industry average but is higher than in 2006 primarily as a result of the initial non-interest expenses incurred by the opening of First National's Ankeny office.

- Capital Ratio

  The capital ratio is calculated by dividing average total equity capital by average total assets. It measures the level of average assets that are funded by shareholders' equity. Given an equal level of risk in the financial condition of two companies, the higher the capital ratio, generally the more financially sound the company. The Company's capital ratio is significantly higher than the industry average.

INDUSTRY RESULTS

The FDIC Quarterly Banking Profile reported the following results for the fourth quarter of 2007:

Quarterly Net Income Declines to a 16-Year Low
Record-high loan-loss provisions, record losses in trading activities and goodwill impairment expenses combined to dramatically reduce earnings at a number of FDIC-insured institutions in the fourth quarter of 2007. Fourth-quarter net income of $5.8 billion was the lowest amount reported by the industry since the fourth quarter of 1991, when earnings totaled $3.2 billion. It was $29.4 billion (83.5%) less than insured institutions earned in the fourth quarter of 2006. The average return on assets (ROA) in the quarter was 0.18%, down from 1.20% a year earlier. This is the lowest quarterly ROA since the fourth quarter of 1990, when it was a negative 0.19%. Insured institutions set aside a record $31.3 billion in provisions for loan losses in the fourth quarter, more than three times the $9.8 billion they set aside in the fourth quarter of 2006. Trading losses totaled $10.6 billion, marking the first time that the industry has posted a quarterly net trading loss. In the fourth quarter of 2006, the industry had trading revenue of $4.0 billion. Expenses for goodwill and other intangibles totaled $7.4 billion, compared to $1.6 billion a year earlier. Against these negative factors, net interest income remained one of the few positive elements in industry performance. Net interest income for the fourth quarter totaled $92.0 billion, an 11.8% ($9.7-billion) year-over-year increase.

Net Charge-Off Rate Rises to Five-Year High
Net charge-offs registered a sharp increase in the fourth quarter, rising to $16.2 billion, compared to $8.5 billion in the fourth quarter of 2006. The annualized net charge-off rate in the fourth quarter was 0.83%, the highest since the fourth quarter of 2002. Net charge-offs were up year-over-year in all major loan categories except loans to the farm sector (agricultural production loans and real estate loans secured by farmland). Net charge-offs of loans to commercial and industrial (C&I) borrowers were $1.6 billion (104.5%) higher than in the fourth quarter of 2006. Net charge-offs of residential mortgage loans were up by $1.3 billion (144.2%), and charge-offs of home equity lines of credit were $1.0 billion (378.4%) higher. Credit card charge-offs were up by $1.0 billion (33.0%), and charge-offs of other loans to individuals increased by $1.1 billion (58.4%).

Growth in Noncurrent Loans Accelerates
Despite the heightened level of charge-offs, the rising trend in noncurrent loans that began in mid-2006 continued to gain momentum in the fourth quarter. Total noncurrent loans — loans 90 days or more past due or in nonaccrual status — rose by $26.9 billion (32.5%) in the last three months of 2007. This is the largest percentage increase in a single quarter in the 24 years for which noncurrent loan data are available. Eight institutions accounted for half of the total increase in noncurrent loans in the fourth quarter, but noncurrent loans were up at half of all insured institutions. The percentage of loans that were noncurrent at year-end was 1.39%, the highest level since the third quarter of 2002. The fourth-quarter increase in noncurrent loans was led by noncurrent residential mortgage loans, which grew by $11.1 billion (31.7%). The percentage of residential mortgage loans that were noncurrent rose from 1.57% to 2.06% during the quarter and is now at the highest level in the 17 years that noncurrent mortgage data have been reported. Noncurrent real estate construction and development loans increased by $8.4 billion (73.2%), noncurrent credit card loans rose by $1.9 billion (26.0%), noncurrent home equity loans were up by $1.6 billion (43.1%), and noncurrent other loans to individuals increased by $1.2 billion (26.6%). Only the farm loan categories registered declines in noncurrent amounts.

CRITICAL ACCOUNTING POLICY

The discussion contained and other disclosures included within this report are based on the Company's audited consolidated financial statements. These statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The financial information contained in these statements is, for the most part, based on the financial effects of transactions and events that have already occurred. However, the preparation of these statements requires management to make certain estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses.

The Company's significant accounting policies are described in the "Notes to Consolidated Financial Statements" accompanying the Company's audited financial statements. Based on its consideration of accounting policies that involve the most complex and subjective estimates and judgments, management has identified the allowance for loan losses to be the Company's most critical accounting policy.

The allowance for loan losses is established through a provision for loan losses that is treated as an expense and charged against earnings. Loans are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely. The Company has policies and procedures for evaluating the overall credit quality of its loan portfolio, including timely identification of potential problem loans. On a quarterly basis, management reviews the appropriate level for the allowance for loan losses, incorporating a variety of risk considerations, both quantitative and qualitative. Quantitative factors include the Company's historical loss experience, delinquency and charge-off trends, collateral values, known information about individual loans and other factors. Qualitative factors include the general economic environment in the Company's market area. To the extent actual results differ from forecasts and management's judgment, the allowance for loan losses may be greater or lesser than future charge-offs.

In December of 2006, the Office of the Comptroller of the Currency and other federal banking regulatory agencies issued an interagency policy statement to provide guidance to boards of directors and management concerning the process for reviewing and determining the allowance for loan losses and to ensure consistency of that process with generally accepted accounting principles. In response, the Company amended its Loan Policy in November of 2007 to implement the guidance contained in the policy statement. Under the amended Loan Policy, the judgments utilized by management in establishing specific reserves for problem credits have now become more influenced by the lack of payment performance and net collateral shortfalls in the event of collateral liquidation. Previously, the Loan Policy had focused more on general weaknesses that resulted in loans being adversely classified by federal banking regulatory agencies and establishing specific reserves in line with historic regulatory accepted levels, which typically lead to higher levels of specific reserves for such credits. As a result of implementing the guidance contained in the amended Loan Policy, specific reserves as of December 31, 2007 declined significantly when compared to specific reserves as of December 31, 2006; however, the effect of the implementation on the overall allowance for loan losses was not significant. For further discussion concerning the allowance for loan losses and the process of establishing specific reserves, see the section of this Report entitled Asset Quality Review and Credit Risk Management – Analysis of the Allowance for Loan Losses.

INCOME STATEMENT REVIEW

The following highlights a comparative discussion of the major components of net income and their impact for the last three years.

Average Balances and Interest Rates

The following two tables are used to calculate the Company's net interest margin. The first table includes the Company's average assets and the related income to determine the average yield on earning assets. The second table includes the average liabilities and related expense to determine the average rate paid on interest bearing liabilities. The net interest margin is equal to the interest income less the interest expense divided by average earning assets.

ASSETS

	2007			2006			2005		
	Average balance	Revenue	Yield	Average balance	Revenue	Yield	Average balance	Revenue	Yield
(dollars in thousands)									
Interest-earning assets									
Loans (1)									
Commercial	$78,241	$6,201	7.93%	$70,581	$5,490	7.78%	$66,581	$4,286	6.44%
Agricultural	31,964	2,696	8.43%	33,054	2,758	8.34%	29,772	2,143	7.20%
Real estate	321,225	21,209	6.60%	306,991	19,655	6.40%	310,438	18,912	6.09%
Consumer and other	22,658	1,523	6.72%	27,540	1,691	6.14%	29,206	1,638	5.61%
Total loans (including fees)	$454,088	$31,629	6.97%	$438,166	$29,594	6.75%	$435,997	$26,979	6.19%
Investment securities									
Taxable	$205,203	$9,858	4.80%	$212,897	$9,195	4.32%	$216,785	$8,823	4.07%
Tax-exempt (2)	137,109	8,930	6.51%	123,427	7,913	6.41%	126,323	8,006	6.34%
Total investment securities	$342,312	$18,788	5.49%	$336,324	$17,108	5.09%	$343,108	$16,829	4.90%
Interest bearing deposits with banks	$864	$37	4.28%	$4,114	$139	3.38%	$7,037	$169	2.40%
Federal funds sold	4,630	233	5.03%	4,229	224	5.30%	4,833	131	2.71%
Total interest-earning assets	$801,894	$50,687	6.32%	$782,833	$47,065	6.01%	$790,975	$44,108	5.58%
Noninterest-earning assets									
Cash and due from banks	$18,086			$17,056			$22,885		
Premises and equipment, net	13,618			11,005			9,229		
Other, less allowance for loan losses	10,190			7,556			8,109		
Total noninterest-earning assets	$41,894			$35,617			$40,223		
TOTAL ASSETS	$843,788			$818,450			$831,198		

1 Average loan balance includes nonaccrual loans, if any. Interest income collected on nonaccrual loans has been included.

2 Tax-exempt income has been adjusted to a tax-equivalent basis using an incremental tax rate of 35%.

M A N A G E M E N T ' S D I S C U S S I O N

Average Balances and Interest Rates

LIABILITIES AND STOCKHOLDERS' EQUITY

	2007			2006			2005		
	Average balance	Revenue/ expense	Yield/ rate	Average balance	Revenue/ expense	Yield/ rate	Average balance	Revenue/ expense	Yield/ rate
(dollars in thousands)									
Interest-bearing liabilities									
Deposits									
Savings, NOW accounts and money markets	$309,787	$7,734	2.50%	$314,567	$8,250	2.62%	$323,334	$5,757	1.78%
Time deposits < $100,000	179,740	7,996	4.45%	182,241	7,071	3.88%	173,966	5,530	3.18%
Time deposits > $100,000	107,600	5,325	4.95%	99,123	4,422	4.46%	90,687	3,095	3.41%
Total deposits	$597,127	$21,055	3.53%	$595,931	$19,743	3.31%	$587,987	$14,382	2.45%
Other borrowed funds	57,047	2,482	4.35%	36,388	1,563	4.30%	56,443	1,551	2.75%
Total interest-bearing liabilities	$654,174	$23,537	3.60%	$632,319	$21,306	3.37%	$644,430	$15,933	2.47%
Noninterest-bearing liabilities									
Demand deposits	$70,459			$70,095			$69,577		
Other liabilities	7,784			6,528			7,389		
Stockholders' equity	$111,371			$109,508			$109,802		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$843,788			$818,450			$831,198		
Net interest income		$27,150	3.39%		$25,759	3.29%	[illegible]		
Spread Analysis									
Interest income/average assets		$50,687	6.01%		$47,065	5.75%		$44,108	5.31%
Interest expense/average assets		23,537	2.79%		21,306	2.60%		15,931	1.92%
Net interest income/average assets		27,150	3.22%		25,759	3.15%		[illegible]	

Rate and Volume Analysis

The rate and volume analysis is used to determine how much of the change in interest income or expense is the result of a change in volume or a change in interest rate. For example, commercial loan interest income increased $711,000 in 2007 compared to 2006. An increased volume of commercial loans added $604,000 in income in 2007 and higher interest rates increased interest income in 2007 by $107,000.

The following table sets forth, on a tax-equivalent basis, a summary of the changes in net interest income resulting from changes in volume and rates.

	2007 Compared to 2006			2006 Compared to 2005		
(dollars in thousands)	Volume	Rate	Total	Volume	Rate	Total
Interest income						
Loans						
Commercial	$604	$107	$711	$270	$934	$1,204
Agricultural	(92)	30	(62)	253	362	615
Real estate	928	626	1,554	(212)	955	743
Consumer and other	(318)	150	(168)	(97)	150	53
Total loans (including fees)	$1,122	$913	$2,035	$214	$2,401	$2,615
Investment securities						
Taxable	($339)	$1,002	$663	($161)	$533	$372
Tax-exempt	891	126	1,017	(182)	89	(93)
Total investment securities	$552	$1,128	$1,680	($343)	$622	279
Interest bearing deposits with banks	(154)	53	(101)	($84)	$53	($31)
Federal funds sold	21	(13)	8	(18)	112	94
Total interest-earning assets	$1,541	$2,081	$3,622	($231)	$3,188	$2,957
Interest-bearing liabilities						
Deposits						
Savings, NOW accounts and money markets	($156)	($360)	($516)	($160)	$2,653	$2,493
Time deposits < $100,000	(98)	1,023	925	274	1,267	1,541
Time deposits > $100,000	395	508	903	308	1,020	1,328
Total deposits	$141	$1,171	$1,312	$422	$4,940	$5,362
Other borrowed funds	901	18	919	(672)	683	11
Total Interest-bearing liabilities	$1,042	$1,189	$2,231	($250)	$5,623	$5,373
Net interest income/earning assets	$499	$892	$1,391	$19	($2,435)	($2,416)

1 The change in interest due to both volume and yield/rate has been allocated to change due to volume and change due to yield/rate in proportion to the absolute value of the change in each.

Net Interest Income

The Company's largest component contributing to net income is net interest income, which is the difference between interest earned on earning assets (which are primarily loans and investments) and interest paid on interest bearing liabilities (which are primarily deposit accounts and other borrowings). The volume of and yields earned on earning assets and the volume of and the rates paid on interest bearing liabilities determine net interest income. Refer to the tables preceding this paragraph for additional detail. Interest earned and interest paid is also affected by general economic conditions, particularly changes in market interest rates, and by government policies and the action of regulatory authorities. Net interest income divided by average earning assets is referred to as net interest margin. For the years December 31, 2007, 2006 and 2005, the Company's net interest margin was 3.39%, 3.29% and 3.56%, respectively.

Net interest income during 2007, 2006 and 2005 totaled $24,025,000, $22,990,000 and $25,373,000, respectively, representing a 5% increase in 2007 compared to 2006 and a 9% decrease in 2006 from 2005. Net interest income improved in 2007 compared to 2006 as the yields and volumes improved on loans and investments. The decline in net interest income in 2006 compared to 2005 was the result of higher market interest rates causing interest expense to increase more quickly than interest income.

The high level of competition in the local markets will continue to put pressure on the net interest margin of the Company. Currently, the Company's largest market, Ames, Iowa, has ten banks, two thrifts, four credit unions and several other financial investment companies. Multiple banks are also located in the Company's other communities creating similarly competitive environments.

Provision for Loan Losses

The provision for loan losses reflects management's judgment of the expense to be recognized in order to maintain an adequate allowance for loan losses. The Company's credit for loan losses for the year ending December 31, 2007 was $94,000 compared to a credit for loan losses of $183,000 during the same period last year. A reduction in the specific reserves for problem credits allowed a decrease in the required level of the allowance for loan losses calculated by the Banks for 2007 and 2006. The decrease in estimated allowance in 2006 created the credit for loan losses compared to the $331,000 of provision expense for loan losses during 2005. Refer to the Asset Quality and Credit Risk Management discussion for additional details with regard to loan loss provision expense.

Management believes the allowance for loan losses to be adequate to absorb probable losses in the current portfolio. This statement is based upon management's continuing evaluation of inherent risks in the current loan portfolio, current levels of classified assets and general economic factors. The Company will continue to monitor the allowance and make future adjustments to the allowance as conditions dictate.

Noninterest Income and Expense

Total noninterest income is comprised primarily of fee-based revenues from trust and agency services, bank-related service charges on deposit activities, net securities gains generated primarily by the Company's equity holdings, merchant and ATM fees related to electronic processing of merchant and cash transactions and secondary market income.

Noninterest income during 2007, 2006 and 2005 totaled $7,208,000, $6,674,000 and $5,613,000, respectively, representing an 8% increase in 2007 from 2006 and a 19% increase in 2006 from 2005. The higher noninterest income in 2007 compared to 2006 related to higher realized gains on the sale of securities and improved trust department income. The increase in 2006 is primarily the result of a first quarter $471,000 gain on the foreclosure of a commercial real estate property where the fair market value determined by an independent appraisal exceeded the loan carrying amount, an increase in realized gains on the sale of securities in the Company's equity portfolio, and higher trust department income.

Noninterest expense for the Company consists of all operating expenses other than interest expense on deposits and other borrowed funds. Historically, the Company has not had any material expenses relating to discontinued operations, extraordinary losses or adjustments from a change in accounting principles. Salaries and employee benefits are the largest component of the Company's operating expenses and comprise 60% of noninterest expenses in 2007.

Noninterest expense during 2007, 2006 and 2005 totaled $16,776,000, $15,504,000 and $15,210,000, respectively, representing an 8% increase in 2007 compared to a 2% increase in 2006. The primary reason for the increase in 2007 was the opening of 1st National's Ankeny office in April of 2007. Lower incentive compensation for senior officers of the Company and Banks contributed to the limited increase in noninterest expense in 2006 compared to 2005. The percentage of noninterest expense to average assets was 1.99% in 2007, compared to 1.89% and 1.83% during 2006 and 2005, respectively.

Provision for Income Taxes

The provision for income taxes for 2007, 2006 and 2005 was $3,542,000, $3,399,000 and $3,836,000, respectively. This amount represents an effective tax rate of 24% during 2007, compared to 24% and 25% for 2006 and 2005, respectively. The Company's marginal federal tax rate is currently 35%. The difference between the Company's effective and marginal tax rate is primarily related to investments made in tax exempt securities.

BALANCE SHEET REVIEW

The Company's assets are comprised primarily of loans and investment securities. Average earning asset maturity or repricing dates are less than five years for the combined portfolios as the assets are funded for the most part by short term deposits with either immediate availability or less than one year average maturities. This exposes the Company to risk with regard to changes in interest rates that are more fully explained in the "Quantitative and Qualitative Disclosures about Market Risk" section of this report.

Total assets increased to $861,591,000 in 2007 compared to $838,853,000 in 2006, a 3% increase. The loan portfolio grew $35 million, offset by a decline of $15 million in the Company's investment portfolio when comparing year end 2007 and 2006.

Loan Portfolio

Net loans for the year ended December 31, 2007 totaled $463,651,000, up from the $429,123,000 as of December 31, 2006, an increase of 8%. The increase in loan volume can be primarily attributed to higher origination in 2007 of commercial and commercial real estate loans. Loans are the primary contributor to the Company's revenues and cash flows. The average yield on loans was 148 and 166 basis points higher in 2007 and 2006, respectively, in comparison to the average tax-equivalent investment portfolio yields.

Types of Loans

The following table sets forth the composition of the Company's loan portfolio for the past five years ending at December 31, 2007.

(dollars in thousands)	2007	2006	2005	2004	2003
Real Estate					
Construction	$46,730	$30,600	$23,973	$21,042	$13,126
1-4 family residential	104,380	103,620	102,043	97,612	84,645
Commercial	147,023	139,149	153,920	160,176	150,723
Agricultural	33,684	31,092	30,606	27,443	24,297
Commercial	78,616	73,760	71,430	57,189	38,555
Agricultural	36,133	33,434	32,216	30,713	27,815
Consumer and other	23,002	24,276	33,340	24,584	23,242
Total loans	469,568	435,931	447,528	418,759	362,403
Deferred loan fees, net	137	276	445	644	819
Total loans net of deferred fees	$469,431	$435,655	$447,083	$418,115	$361,584

The Company's loan portfolio consists of real estate loans, commercial loans, agricultural loans and consumer loans. As of December 31, 2007, gross loans totaled approximately $470 million, which equals approximately 68% of total deposits and 55% of total assets. The Company's peer group consisting of 405 bank holding companies with total assets of $500 to $1 billion loan to deposit ratio as of December 31, 2007 was a much higher 92%. The primary factor relating to the lower loan to deposit ratio for the Company compared to peer group averages is a more conservative underwriting philosophy. As of December 31, 2007, the majority of the loans were originated directly by the Banks to borrowers within the Banks' principal market areas. There are no foreign loans outstanding during the years presented.

Real estate loans include various types of loans for which the Banks hold real property as collateral and consist of loans primarily on commercial properties and single family residences. Real estate loans typically have fixed rates for up to five years, with the Company's loan policy permitting a maximum fixed rate maturity of up to 15 years. The majority of construction loan volume is to contractors to construct commercial buildings and these loans generally have maturities of up to 12 months. The Banks originate residential real estate loans for sale to the secondary market for a fee.

Commercial loans consist primarily of loans to businesses for various purposes, including revolving lines to finance current operations, floor-plans, inventory and accounts receivable; capital expenditure loans to finance equipment and other fixed assets; and letters of credit. These loans generally have short maturities, have either adjustable or fixed rates and are unsecured or secured by inventory, accounts receivable, equipment and/or real estate.

Agricultural loans play an important part in the Banks' loan portfolios. Iowa is a major agricultural state and is a national leader in both grain and livestock production. The Banks play a significant role in their communities in financing operating, livestock and real estate activities for area producers.

Consumer loans include loans extended to individuals for household, family and other personal expenditures not secured by real estate. The majority of the Banks' consumer lending is for vehicles, consolidation of personal debts, household appliances and improvements.

The interest rates charged on loans vary with the degree of risk and the amount and maturity of the loan. Competitive pressures, market interest rates, the availability of funds and government regulation further influence the rate charged on a loan. The Banks follow a loan policy, which has been approved by both the board of directors of the Company and the Banks, and is overseen by both Company and Bank management. These policies establish lending limits, review and grading criteria and other guidelines such as loan administration and allowance for loan losses. Loans are approved by the Banks' board of directors and/or designated officers in accordance with respective guidelines and underwriting policies of the Company. Credit limits generally vary according to the type of loan and the individual loan officer's experience. Loans to any one borrower are limited by applicable state and federal banking laws.

Maturities and Sensitivities of Loans to Changes in Interest Rates as of December 31, 2007

The contractual maturities of the Company's loan portfolio are as shown below. Actual maturities may differ from contractual maturities because individual borrowers may have the right to prepay loans with or without prepayment penalties.

(dollars in thousands)	Within one year	After one year but within five years	After five years	Total
Real Estate				
Construction	$32,275	$12,842	$1,613	$46,730
1-4 family residential	9,407	40,652	54,321	104,380
Commercial	56,581	58,300	32,142	147,023
Agricultural	3,168	4,477	26,039	33,684
Commercial	27,221	39,745	11,650	78,616
Agricultural	25,270	10,122	741	36,133
Consumer and other	2,292	16,868	3,842	23,002
Total loans	$156,214	$183,006	$130,348	$469,568

	After one year but within five years	After five years
Loan maturities after one year with:		
Fixed rates	$153,616	$36,455
Variable rates	29,390	93,893
	$183,006	$130,348

Loans Held for Sale

Mortgage origination funding awaiting delivery to the secondary market totaled $345,000 and $526,000 as of December 31, 2007 and 2006, respectively. Residential mortgage loans are originated by the Banks and sold to several secondary mortgage market outlets based upon customer product preferences and pricing considerations. The mortgages are sold in the secondary market to eliminate interest rate risk and to generate secondary market fee income. It is not anticipated at the present time that loans held for sale will become a significant portion of total assets.

Investment Portfolio

Total investments as of December 31, 2007 were $339,942,000, a decrease of $15 million or 4% from the prior year end. As of December 31, 2007 and 2006, the investment portfolio comprised 39% and 42% of total assets, respectively.

The following table presents the market values, which represent the carrying values due to the available-for-sale classification, of the Company's investment portfolio as of December 31, 2007, 2006 and 2005, respectively. This portfolio provides the Company with a significant amount of liquidity.

(dollars in thousands)	2007	2006	2005
U.S. treasury securities	$524	$509	$516
U.S. government agencies	95,597	123,192	134,288
U.S. government mortgage-backed securities	26,877	16,553	19,988
States and political subdivisions	133,283	119,908	88,385
Corporate bonds	64,953	60,624	59,567
Equity securities	18,708	33,786	30,766
Total	$339,942	$354,572	$333,510

Investments in states and political subdivisions represent purchases of municipal bonds located primarily in the state of Iowa and contiguous states.

Investment in other securities includes corporate debt obligations of companies located and doing business throughout the United States. The debt obligations were all within the credit ratings acceptable under the Company's investment policy with the exception of the corporate debt obligations of one corporation that has a Moody's sub investment quality rating of Ba3 as of December 31, 2007. These corporate bonds had a fair market and carrying value as of December 31, 2007 of $713,000 and $750,000, respectively, and mature in November of 2008. The Company does not consider the corporate bonds to be other than temporarily impaired as of December 31, 2007. As of December 31, 2007, the Company did not have securities from a single issuer, except for the United States Government or its agencies, which exceeded 10% of consolidated stockholders' equity. The equity securities portfolio consists primarily of financial and utility stocks as of December 31, 2007, 2006, and 2005.

Investment Maturities as of December 31, 2007

The investments in the following table are reported by contractual maturity. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties.

(dollars in thousands)	Within one year	After one year but within five years	After five years but within 10 years	After 10 years	Total
U.S. treasury securities	-	$524	-	-	$524
U.S. government agencies	$19,470	36,926	$35,692	$3,509	95,597
U.S. government mortgage-backed securities	3,748	6,787	9,003	7,339	26,877
States and political subdivisions*	19,576	47,994	52,030	13,683	133,283
Corporate bonds	17,482	23,018	24,453	-	64,953
Total	$60,276	$115,249	$121,178	$24,531	$321,234
Weighted average yield					
U.S. treasury securities	-	5.20%	-	-	5.20%
U.S. government agencies	3.73%	4.80%	5.54%	5.13%	4.87%
U.S government mortgage-backed securities	3.61%	4.14%	5.32%	5.48%	4.79%
States and political subdivisions*	5.88%	6.30%	6.39%	6.47%	6.29%
Corporate bonds	4.78%	5.79%	5.73%	-	5.50%
Total	4.73%	5.58%	5.93%	5.98%	5.58%

*Yields on tax-exempt obligations of states and political subdivisions have been computed on a tax-equivalent basis.

Deposits

Total deposits equaled $690,119,000 and $680,356,000 as of December 31, 2007 and 2006, respectively. The increase of $9,763,000 can be attributed to deposit growth at 1st National and United Bank. The deposit categories seeing the largest balance increases were demand and time certificates greater than $100,000.

The Company's primary source of funds is customer deposits. The Company attempts to attract noninterest-bearing deposits, which are a low-cost funding source. In addition, the Banks offer a variety of interest-bearing accounts designed to attract both short-term and longer-term deposits from customers. Interest-bearing accounts earn interest at rates established by Bank management based on competitive market factors and the Company's need for funds. While nearly 73% of the Banks' certificates of deposit mature in the next year, it is anticipated that a majority of these certificates will be renewed. Rate sensitive certificates of deposits in excess of $100,000 are subject to somewhat higher volatility with regard to renewal volume as the Banks adjust rates based upon funding needs. In the event a substantial volume of certificates are not renewed, the Company has sufficient liquid assets and borrowing lines to fund significant runoff. A sustained reduction in deposit volume would have a significant negative impact on the Company's operation and liquidity. The Company has $2,558,000 of brokered deposits as of December 31, 2007 and $7,406,000 as of December 31, 2006.

Average Deposits by Type

The following table sets forth the average balances for each major category of deposit and the weighted average interest rate paid for deposits during the years ended December 31, 2007, 2006 and 2005.

	2007		2006		2005	
	Amount	Rate	Amount	Rate	Amount	Rate
(dollars in thousands)						
Noninterest bearing demand deposits	$70,459	-	$70,095	-	$69,577	-
Interest bearing demand deposits	152,898	2.29%	153,619	2.44%	154,156	1.63%
Money market deposits	130,548	3.06%	134,078	3.16%	141,492	2.12%
Savings deposits	26,341	0.86%	26,870	0.99%	27,686	0.90%
Time certificates < $100,000	179,740	4.45%	182,241	3.88%	173,966	3.18%
Time certificates > $100,000	107,600	4.95%	99,123	4.46%	90,687	3.41%
Total	$667,586		$666,026		$657,564	

Deposit Maturity

The following table shows the amounts and remaining maturities of time certificates of deposit that had balances of $100,000 and over as of December 31, 2007, 2006 and 2005.

	2007	2006	2005
(dollars in thousands)			
3 months or less	$31,926	$33,393	$25,933
Over 3 through 12 months	50,646	45,898	47,279
Over 12 through 36 months	23,723	20,047	26,431
Over 36 months	2,894	2,893	1,399
Total	$109,189	$102,231	$101,042

Borrowed Funds

Borrowed funds that may be utilized by the Company are comprised of Federal Home Loan Bank (FHLB) advances, federal funds purchased, Treasury, Tax, Loan option notes, and repurchase agreements. Borrowed funds are an alternative funding source to deposits and can be used to fund the Company's assets and unforeseen liquidity needs. FHLB advances are loans from the FHLB that can mature daily or have longer maturities for fixed or floating rates of interest. Federal funds purchased are borrowings from other banks that mature daily. Securities sold under agreement to repurchase (repurchase agreements) are similar to deposits as they are funds lent by various Bank customers; however, the bank pledges investment securities to secure such borrowings. The Company has repurchase agreements that reprice daily and longer term maturities. Treasury, Tax, and Loan option notes consist of short term borrowing of tax deposits from the federal government and are not a significant source of borrowing for the Company.

The following table summarizes the outstanding amount of, and the average rate on, borrowed funds as of December 31, 2007, 2006 and 2005.

	2007		2006		2005	
	Balance	Average Rate	Balance	Average Rate	Balance	Average Rate
(dollars in thousands)						
Federal funds purchased and repurchase agreements	$30,033	3.39%	$34,728	4.42%	$34,660	3.38%
Other short-term borrowings	737	4.94%	1,470	4.92%	2,861	4.52%
FHLB term advances	4,000	4.67%	2,000	5.03%	-	- %
Term repurchase agreements	20,000	4.24%	-	- %	-	- %
Total	$54,770	3.81%	$38,198	4.47%	$37,521	3.46%

Average Annual Borrowed Funds

The following table sets forth the average amount of, the average rate paid and maximum outstanding balance on, borrowed funds for the years ended December 31, 2007, 2006 and 2005.

	2007		2006		2005	
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
(dollars in thousands)						
Federal funds purchased and repurchase agreements	$46,447	4.28%	$34,692	4.24%	$55,337	2.72%
Other short-term borrowings	967	5.86%	1,029	5.73%	1,096	4.29%
FHLB Term Advances	2,414	4.97%	667	5.03%	-	- %
Term repurchase agreements	7,219	4.42%	-	- %	-	- %
Total	$57,047	4.35%	$36,388	4.30%	$56,443	2.75%

Maximum Amount Outstanding during the year			
Federal funds purchased and repurchase agreements	$58,457	$44,928	$70,489
Other short-term borrowings	$1,684	$2,415	$5,000
FHLB Term Advances	$4,000	$2,000	$ -
Term repurchase agreements	$24,000	$ -	$ -

Off-Balance-Sheet Arrangements

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business. These financial instruments include commitments to extend credit and standby letters of credit that assist customers with their credit needs to conduct business. The instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. As of December 31, 2007, the most likely impact of these financial instruments on revenues, expenses, or cash flows of the Company would come from unidentified credit risk causing higher provision expense for loan losses in future periods. These financial instruments are not expected to have a significant impact on the liquidity or capital resources of the Company. For additional information, see footnote 10 of the "Notes to Consolidated Statements" and the "Liquidity and Capital Resources" section of this discussion.

Contractual Obligations

The following table sets forth the balance of contractual obligations by maturity period as of December 31, 2007 (in thousands).

		Payments due by period			
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Deposits	$690,119	$612,661	$67,789	$9,611	$58
Federal funds purchased and securities sold under agreements to repurchase	30,033	30,033	-	-	-
Other Short-term Borrowings	737	737	-	-	-
Long-term borrowings	24,000	-	16,000	8,000	-
Operating Lease Obligation	84	21	42	21	-
Purchase Obligations	1,683	778	905	-	-
Total	$746,656	$644,230	$84,736	$17,632	$58

Purchase obligations include data processing and Internet banking services contracts that include termination provisions that would accelerate all future payments in the event the Company changed service providers prior to the contracts' expirations.

ASSET QUALITY REVIEW AND CREDIT RISK MANAGEMENT

The Company's credit risk is centered in the loan portfolio, which on December 31, 2007 totaled $463,651,000 as compared to $429,123,000 as of December 31, 2006, an increase of 8%. Net loans comprise 54% of total assets as of the end of 2007. The object in managing loan portfolio risk is to reduce the risk of loss resulting from a customer's failure to perform according to the terms of a transaction and to quantify and manage credit risk on a portfolio basis. As the following chart indicates, the Company's non-performing assets have increased from their historically low levels and total $7,395,000 as of December 31, 2007. The Company's level of problem assets as a percentage of assets of 0.88% as of December 31, 2007 are slightly lower than the average for FDIC insured institutions as of December 31, 2007 of 0.90%. Though non-performing assets have increased, management believes that the allowance for loan losses remains adequate based on its analysis of the non-performing assets and the portfolio as a whole.

Non-performing Assets

The following table sets forth information concerning the Company's non-performing assets for the past five years ending December 31, 2007.

	2007	**2006**	**2005**	**2004**	**2003**
(dollars in thousands)					
Non-performing assets:					
Nonaccrual loans	$3,249	$291	$606	$1,896	$1,756
Loans 90 days or more past due and still accruing	1,300	758	83	80	431
Total non-performing loans	4,549	1,049	689	1,976	2,187
Other real estate owned	2,846	2,808	1,742	772	159
Total non-performing assets	$7,395	$3,857	$2,431	$2,748	$2,346

The accrual of interest on non-accrual and other impaired loans is discontinued at 90 days or when, in the opinion of management, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received. Interest income on restructured loans is recognized pursuant to the terms of the new loan agreement. Interest income on other impaired loans is monitored and based upon the terms of the underlying loan agreement. However, the recorded net investment in impaired loans, including accrued interest, is limited to the present value of the expected cash flows of the impaired loan or the observable fair market value of the loan's collateral.

At December 31, 2007 and 2006, the Company had non-performing loans of approximately $4,549,000 and $1,049,000, respectively. The economic conditions for commercial real estate developers in the Des Moines metropolitan area deteriorated in 2007 and contributed to the Company's increased level of non-performing loans. Presently, the Company has $2.6 million in impaired loans with two Des Moines development companies with specific reserves totaling $89,000; however, $402,000 was charged-off in the fourth quarter of 2007 relating to one of these borrowers. The Company has additional customer relationships with real estate developers in the Des Moines area that may become impaired in the future if economic conditions do not improve or become worse. The Company has a limited number of such credits and is actively engaged with the customers to minimize credit risk.

Impaired loans totaled $5,485,000 as of December 31, 2007 and were $936,000 higher than the non-performing loans as of the same date. During 2007, the Company revised its process for determining whether a loan is impaired. Previously, the Company considered impaired loans to generally include the non-performing loans consisting of non accrual loans and loans past due 90 days or more and still accruing. Under the revised approach, the Company now considers other loans that may or may not meet the former criteria but are considered to meet the definition of impaired. For example, one credit relationship is not currently meeting the definition of non-performing as the result of principal payments not being more than 90 day past due. Management has concluded that the borrower is unable to make timely payments; however, present collateral margins have precluded the established of specific reserves or placing the loan on non-accrual status. While this change resulted in more loans being reported as impaired this period, the Company does not believe that the change had a significant impact on the overall allowance for loan losses.

The allowance for loan losses related to these impaired loans was approximately $247,000 and $142,000 at December 31, 2007 and 2006, respectively. The average balances of impaired loans for the years ended December 31, 2007 and 2006, were $2,486,000 and $1,729,000, respectively. For the years ended December 31, 2007, 2006, and 2005, interest income, which would have been recorded under the original terms of such loans, was approximately $346,000, $42,000, and $41,000, respectively, with $180,000, $1,000, and $0, respectively, recorded. Loans greater than 90 days past due and still accruing interest were approximately $1,300,000 and $758,000 at December 31, 2007 and 2006, respectively.

Summary of the Allowance for Loan Losses

The provision for loan losses represents an expense charged against earnings to maintain an adequate allowance for loan losses. The allowance for loan losses is management's best estimate of probable losses inherent in the loan portfolio as of the balance sheet date. Factors considered in establishing an appropriate allowance include: an assessment of the financial condition of the borrower; a realistic determination of value and adequacy of underlying collateral; the condition of the local economy and the condition of the specific industry of the borrower; an analysis of the levels and trends of loan categories; and a review of delinquent and classified loans.

The adequacy of the allowance for loan losses is evaluated quarterly by management and the respective Bank boards. This evaluation focuses on specific loan reviews, changes in the type and volume of the loan portfolio given the current economic conditions and historical loss experience. Any one of the following conditions may result in the review of a specific loan: concern about whether the customer's cash flow or collateral are sufficient to repay the loan; delinquent status; criticism of the loan in a regulatory examination; the accrual of interest has been suspended; or other reasons, including when the loan has other special or unusual characteristics which warrant special monitoring.

While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Company to recognize additional losses based on their judgment about information available to them at the time of their examination.

Analysis of the Allowance for Loan Losses

The Company's policy is to charge-off loans when, in management's opinion, the loan is deemed uncollectible, although concerted efforts are made to maximize future recoveries. The following table sets forth information regarding changes in the Company's allowance for loan losses for the most recent five years.

	2007	2006	2005	2004	2003
(dollars in thousands)					
Balance at beginning of period	$6,533	$6,765	$6,476	$6,051	$5,758
Charge-offs:					
Real Estate					
Construction	402	-	-	-	24
1-4 Family Residential	1	6	-	19	5
Commercial	25	-	28	93	-
Agricultural	-	-	-	-	-
Commercial	-	-	-	3	392
Agricultural	-	-	-	-	-
Consumer and other	299	99	119	115	43
Total Charge-Offs	727	105	147	230	464
Recoveries:					
Real Estate					
Construction	-	-	-	-	-
1-4 Family Residential	1	1	-	-	-
Commercial	-	-	-	-	-
Agricultural	-	-	-	-	-
Commercial	21	6	33	13	100
Agricultural	-	-	-	-	-
Consumer and other	47	49	72	163	12
Total Recoveries	69	56	105	176	112
Net charge-offs	658	49	42	54	352
Additions (deductions) charged (credited) to operations	(94)	(183)	331	479	645
Balance at end of period	$5,781	$6,533	$6,765	$6,476	$6,051
Average Loans Outstanding	$454,088	$438,166	$435,997	$385,347	$349,812
Ratio of net charge-offs during the period to average loans outstanding	0.14%	0.01%	0.01%	0.01%	0.10%
Ratio of allowance for loan losses to total loans net of deferred fees	1.23%	1.50%	1.51%	1.55%	1.67%

The allowance for loan losses decreased to $5,781,000 at the end of 2007 in comparison to the allowance of $6,533,000 at year end 2006 as a result of net charge-offs of $658,000 in 2007 and a reduction in specific reserves for problem credits. A reduction in the specific reserve for a problem credit and declining loan demand allowed for a decrease in the required level of the allowance for loan losses calculated by the Banks for year end 2006 compared to 2005. The increase in the reserve levels in 2005 compared to 2004 can be attributed to the growth in the Company's commercial loan portfolio at 1st National and United Bank. The increase in the reserve levels in 2004 compared to 2003 relate primarily to general reserves established by 1st National.

General reserves for loan categories normally range from 0.89% to 1.77% of the outstanding loan balances. As loan volume increases, the general reserve levels increase with that growth. As the previous table indicates, negative loan provisions have been utilized in 2007 and 2006 as specific reserves for problem credits have declined, in part, due to charge-off of problem credits. The allowance relating to commercial real estate, 1-4 family residential and commercial loans are the largest reserve components. Construction and commercial real estate loans have higher general reserve levels than 1-4 family and agricultural real estate loans as management perceives more risk in this type of lending. Elements contributing to the higher risk level include a higher percentage of watch and problem loans, higher past due percentages, declining collateral values and less favorable economic conditions for those portfolios. As of December 31, 2007, commercial real estate loans have general reserves ranging from 1.09% to 1.42%. The level of non performing loans as of December 31, 2007 has increased since 2006 but remains at a manageable level.

Loans that the Banks have identified as having higher risk levels are reviewed individually in an effort to establish adequate loss reserves. These reserves are considered specific reserves and are directly impacted by the credit quality of the underlying loans. Normally, as the actual or expected level of non-performing loans increase, the specific reserves also increase. For December 31, 2007, specific reserves decreased to $247,000 from the $1,477,000 reserved at year end 2006, in part, due to the charge-off of credits with specific reserves, an improved condition of certain credits and a change in the Company's method of determining specific reserves. The revised methodology resulted from implementing guidance provided by federal regulatory agencies as more fully described in this management discussion under Critical Accounting Policy.

For December 31, 2006, specific reserves increased $534,000 or 2% compared to year end 2005 levels as the volume of problem credits increased in 2006. As of December 31, 2005, specific reserves increased $76,000 over 2004 as the level of watch credits increased. As of December 31, 2004, specific reserves decreased $431,000 or 24% over year end 2003 as the result of improved loan quality. As of December 31, 2003, specific reserves increased $146,000 or 9% over year end 2002. The specific reserves are dependent upon assumptions regarding the liquidation value of collateral and the cost of recovering collateral including legal fees. Changing the amount of specific reserves on individual loans has historically had the largest impact on the reallocation of the reserve among different parts of the portfolio.

Other factors that are considered when determining the adequacy of the reserve include historical losses; watch, substandard and impaired loan volume; collecting past due loans; loan growth; loan to value ratios; loan administration; collateral values; and economic factors. The Company's concentration risks include geographic concentration in central Iowa; the local economy's dependence upon several large governmental entity employers, including Iowa State University and the Iowa Department of Transportation; and the health of Iowa's agricultural sector that, in turn, is dependent on weather conditions and government programs. However, no assurances can be made that losses will remain at the relatively favorable levels experienced over the past five years.

Allocation of the Allowance for Loan Losses

The following table sets forth information concerning the Company's allocation of the allowance for loan losses.

	2007		2006		2005		2004		2003	
(dollars in thousands)	Amount	% *	Amount	% *	Amount	% *	Amount	% *	Amount	% *
Balance at end of period applicable to:										
Real Estate										
Construction	$733	9.92%	$372	7.02%	$258	5.36%	$429	5.02%	$196	3.62%
1-4 Family Residential	1,061	22.23%	1,231	23.77%	1,127	22.80%	1,021	23.31%	948	23.36%
Commercial	1,964	31.39%	2,396	31.92%	2,534	34.39%	2,676	38.25%	2,663	41.59%
Agricultural	407	7.17%	428	7.13%	421	6.84%	486	6.55%	458	6.70%
Commercial	943	16.74%	983	16.92%	1,158	15.96%	809	13.66%	775	10.64%
Agricultural	466	7.69%	499	7.67%	511	7.20%	360	7.33%	488	7.68%
Consumer and other	207	4.85%	276	5.57%	390	7.45%	302	5.87%	255	6.41%
Unallocated	-		348		366		393		268	
	$5,781	100%	$6,533	100%	$6,765	100%	$6,476	100%	$6,051	100%

* Percent of loans in each category to total loans.

LIQUIDITY AND CAPITAL RESOURCES

The liquidity and capital resources discussion will cover the follows topics: Liquidity management is the process by which the Company, through its Banks' Asset and Liability Committees (ALCO), ensures that adequate liquid funds are available to meet its financial commitments on a timely basis, at a reasonable cost and within acceptable risk tolerances. These commitments include funding credit obligations to borrowers, funding of mortgage originations pending delivery to the secondary market, withdrawals by depositors, maintaining adequate collateral for pledging for public funds, trust deposits and borrowings, paying dividends to shareholders, payment of operating expenses, funding capital expenditures and maintaining deposit reserve requirements.

Liquidity is derived primarily from core deposit growth and retention; principal and interest payments on loans; principal and interest payments, sale, maturity and prepayment of investment securities; net cash provided from operations; and access to other funding sources. Other funding sources include federal funds purchased lines, Federal Home Loan Bank (FHLB) advances and other capital market sources.

As of December 31, 2007, the level of liquidity and capital resources of the Company remains at a satisfactory level and compare favorably to that of other FDIC insured institutions. Management believes that the Company's liquidity sources will be sufficient to support its existing operations for the foreseeable future.

The liquidity and capital resources discussion will cover the follows topics:

- Review of the Company's Current Liquidity Sources
- Review of the Consolidated Statements of Cash Flows
- Review of Company Only Cash Flows
- Review of Commitments for Capital Expenditures, Cash Flow Uncertainties and Known Trends in Liquidity and Cash Flows Needs
- Capital Resources

Review of the Company's Current Liquidity Sources

Liquid assets of cash on hand, balances due from other banks, federal funds sold and interest-bearing deposits in financial institutions for December 31, 2007, 2006 and 2005 totaled $32,179,000, $31,154,000 and $24,376,000, respectively. The higher balance of liquid assets as of December 31, 2007 relates to a higher level of due from banks balances associated with checks in the process of collection.

Other sources of liquidity available to the Banks include available borrowings with the Federal Home Loan Bank of Des Moines, Iowa of $42,551,000 and federal funds borrowing capacity at correspondent banks of $99,500,000. As of December 31, 2007, the Company had outstanding FHLB advances of $4,000,000, Treasury Tax and Loan option notes of $737,000, and securities sold under agreement to repurchase daily and term of $30,033,000, and $20,000,000, respectively.

Total investments as of December 31, 2007 were $339,942,000 compared to $354,572,000 as of year end 2006. As of December 31, 2007 and 2006, the investment portfolio as a percentage of total assets was 39% and 42%, respectively. This provides the Company with a significant amount of liquidity since all investments are classified as available for sale as of December 31, 2007 and 2006 and have pretax net unrealized gains of $2,999,000 and $9,075,000, respectively.

The investment portfolio serves an important role in the overall context of balance sheet management in terms of balancing capital utilization and liquidity. The decision to purchase or sell securities is based upon the current assessment of economic and financial conditions, including the interest rate environment, liquidity and credit considerations. The portfolio's scheduled maturities represent a significant source of liquidity.

Review of the Consolidated Statements of Cash Flows

Operating cash flows for December 31, 2007, 2006 and 2005 totaled $10,764,000, $11,055,000 and $9,472,000, respectively. The decrease in operating cash flows in 2007 compared to 2006 included a smaller increase of accrued expenses. The primary reason for the increase in operating cash flows in 2006 compared to 2005 was the source of cash provided by loans held for sale and higher accrued expenses and other liabilities.

Net cash provided by (used in) investing activities for December 31, 2007, 2006 and 2005 was ($17,576,000), ($15,751,000) and $14,558,000, respectively. The net cash used in investing activities in 2007 was primarily utilized to fund increased loan demand while maturing and sold investments exceeded investment purchases for the year. The source of cash provided by loans in 2006 compared to the investment in loans in 2005 was the largest variance in comparing the two years investing activities.

Net cash provided by (used in) financing activities for December 31, 2007, 2006 and 2005 totaled $16,346,000, $3,113,000 and ($24,697,000), respectively. In 2007, other borrowings were the primary source of funds, while in 2006; deposit growth was the primary source of cash flows. A decline in securities sold under agreements to repurchase was the primary use of financing funds in 2005. As of December 31, 2007, the Company did not have any external debt financing, off balance sheet financing arrangements or derivative instruments linked to its stock.

Review of Company Only Cash Flows

The Company's liquidity on an unconsolidated basis is heavily dependent upon dividends paid to the Company by the Banks. The Company requires adequate liquidity to pay its expenses and pay stockholder dividends. In 2007, dividends from the Banks amounted to $8,849,000 compared to $8,734,000 in 2006. Various federal and state statutory provisions limit the amount of dividends banking subsidiaries are permitted to pay to their holding companies without regulatory approval. Federal Reserve policy further limits the circumstances under which bank holding companies may declare dividends. For example, a bank holding company should not continue its existing rate of cash dividends on its common stock unless its net income is sufficient to fully fund each dividend and its prospective rate of earnings retention appears consistent with its capital needs, asset quality and overall financial condition. In addition, the Federal Reserve and the FDIC have issued policy statements which provide that insured banks and bank holding companies should generally pay dividends only out of current operating earnings. Federal and state banking regulators may also restrict the payment of dividends by order.

1st National and United Bank, as national banks, generally may pay dividends, without obtaining the express approval of the Office of the Comptroller of the Currency ("OCC"), in an amount up to their retained net profits for the preceding two calendar years plus retained net profits up to the date of any dividend declaration in the current calendar year. Retained net profits, as defined by the OCC, consists of net income less dividends declared during the period. Boone Bank, Randall-Story Bank and State Bank are also restricted under Iowa law to paying dividends only out of their undivided profits. United Bank is not expected to generate sufficient earnings to pay any dividends in 2008. Additionally, the payment of dividends by the Banks is affected by the requirement to maintain adequate capital pursuant to applicable capital adequacy guidelines and regulations, and the Banks generally are prohibited from paying any dividends if, following payment thereof, the Bank would be undercapitalized.

The Company has unconsolidated interest bearing deposits and marketable investment securities totaling $30,345,000 that are presently available to provide additional liquidity to the Banks.

Review of Commitments for Capital Expenditures, Cash Flow Uncertainties and Known Trends in Liquidity and Cash Flows Needs

No material capital expenditures or material changes in the capital resource mix are anticipated at this time. Commitments to extend credit totaled $96,753,000 as of December 31, 2007 compared to a total of $79,629,000 at the end of 2006. The timing of these credit commitments varies with the underlying borrowers; however, the Company has satisfactory liquidity to fund these obligations as of December 31, 2007. The primary cash flow uncertainty would be a sudden decline in deposits causing the Banks to liquidate securities. Historically, the Banks have maintained an adequate level of short term marketable investments to fund the temporary declines in deposit balances. There are no known trends in liquidity and cash flow needs as of December 31, 2007 that are a concern to management.

Capital Resources

The Company's total stockholders' equity decreased to $110,021,000 at December 31, 2007, from $112,923,000 at December 31, 2006. At December 31, 2007 and 2006, stockholders' equity as a percentage of total assets was 12.8% and 13.5%, respectively. Total equity decreased primarily due to depreciation in the Company's investment portfolio. The capital levels of the Company currently exceed applicable regulatory guidelines as of December 31, 2007.

The Board of Directors of the Company approved a stock repurchase program on November 14, 2007. The Company has a strong capital position and this program provides an opportunity to repurchase Company stock on the open market when it is deemed to be favorably priced for repurchase. The program authorizes the repurchase of up to 100,000 shares during the calendar year 2008, or approximately 1% of 9,429,580 shares of common stock presently outstanding. The repurchases will be made in open market transactions at the discretion of management using Company cash. The timing and actual number of shares purchased will depend on a variety of factors such as price, the Company's liquidity position and other market conditions. The program may be limited or discontinued at any time without notice. The Company did not repurchase any shares in 2007.

INTEREST RATE RISK

Interest rate risk refers to the impact that a change in interest rates may have on the Company's earnings and capital. Management's objectives are to control interest rate risk and to ensure predictable and consistent growth of earnings and capital. Interest rate risk management focuses on fluctuations in net interest income identified through computer simulations to evaluate volatility, varying interest rate, spread and volume assumptions. The risk is quantified and compared against tolerance levels.

The Company uses a third-party computer software simulation modeling program to measure its exposure to potential interest rate changes. For various assumed hypothetical changes in market interest rates, numerous other assumptions are made such as prepayment speeds on loans, the slope of the Treasury yield curve, the rates and volumes of the Company's deposits and the rates and volumes of the Company's loans. This analysis measures the estimated change in net interest income in the event of hypothetical changes in interest rates.

Another measure of interest rate sensitivity is the gap ratio. This ratio indicates the amount of interest-earning assets repricing within a given period in comparison to the amount of interest-bearing liabilities repricing within the same period of time. A gap ratio of 1.0 indicates a matched position, in which case the effect on net interest income due to interest rate movements will be minimal. A gap ratio of less than 1.0 indicates that more liabilities than assets reprice within the time period and a ratio greater than 1.0 indicates that more assets reprice than liabilities.

The simulation model process provides a dynamic assessment of interest rate sensitivity, whereas a static interest rate gap table is compiled as of a point in time. The model simulations differ from a traditional gap analysis, as a traditional gap analysis does not reflect the multiple effects of interest rate movement on the entire range of assets and liabilities and ignores the future impact of new business strategies.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's market risk is comprised primarily of interest rate risk arising from its core banking activities of making loans and taking deposits. Interest rate risk is the risk that changes in market interest rates may adversely affect the Company's net interest income. Management continually develops and applies strategies to mitigate this risk. Management does not believe that the Company's primary market risk exposure and how that exposure was managed in 2007 changed when compared to 2006.

Based on a simulation modeling analysis performed as of December 31, 2007, the following table presents the estimated change in net interest income in the event of hypothetical changes in interest rates for the various rate shock levels:

NET INTEREST INCOME AT RISK

Estimated Change in Net Interest Income for Year Ending December 31, 2007

(dollars in thousands)	$ Change	% Change
+200 Basis Points	(1,716)	(6.2)%
+100 Basis Points	(752)	(2.7)%
-100 Basis Points	731	2.6 %
-200 Basis Points	1,203	4.3 %

As shown above, at December 31, 2007, the estimated effect of an immediate 200 basis point increase in interest rates would decrease the Company's net interest income by 6.2% or approximately $1,716,000 in 2007. The estimated effect of an immediate 200 basis point decrease in rates would increase the Company's net interest income by 4.3% or approximately $1,203,000 in 2007. The Company's Asset Liability Management Policy establishes parameters for a 200 basis point change in interest rates. Under this policy, the Company and the Banks' objective is to properly structure the balance sheet to prevent a 200 basis point change in interest rates from causing a decline in net interest income by more than 15% in one year compared to the base year that hypothetically assumes no change in interest rates.

Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions. Actual values may differ from those projections set forth above. Further, the computations do not contemplate any actions the Company may undertake in response to changes in interest rates. Current interest rates on certain liabilities are at a level that does not allow for significant repricing should market interest rates decline considerably.

Contractual Maturity or Repricing

The following table sets forth the estimated maturity or re-pricing, and the resulting interest sensitivity gap, of the Company's interest-earning assets and interest-bearing liabilities and the cumulative interest sensitivity gap at December 31, 2007. The expected maturities are presented on a contractual basis. Actual maturities may differ from contractual maturities because of prepayment assumptions, early withdrawal of deposits and competition.

(dollars in thousands)	Less than three months	Three months to one year	One to five years	Over five years	Cumulative Total
Interest-earning assets					
Interest-bearing deposits with banks	$635	$ -	$ -	$ -	$635
Federal funds sold	5,500	-	-	-	5,500
Investments *	12,257	48,018	115,247	164,420	339,942
Loans	132,382	23,832	183,099	130,255	469,568
Loans held for sale	345	-	-	-	345
Total interest-earning assets	$151,119	$71,850	$298,346	$294,675	$815,990
Interest-bearing liabilities					
Interest bearing demand deposits	$160,672	$ -	$ -	$ -	$160,672
Money market and savings deposits	162,292	-	-	-	162,292
Time certificates < $100,000	36,654	89,833	50,839	-	177,326
Time certificates > $100,000	31,926	50,645	26,561	58	109,190
Other borrowed funds	30,770	-	24,000	-	54,770
Total interest - bearing liabilities	$422,314	$140,478	$101,400	$58	$664,250
Interest sensitivity gap	($271,195)	($68,628)	$196,946	$294,617	$151,740
Cumulative interest sensitivity gap	($271,195)	($339,823)	($142,877)	$151,740	$151,740
Cumulative interest sensitivity gap as a percent of total assets	-31.48%	-39.44%	-16.58%	17.61%	

*Investments with maturities over 5 years include the market value of equity securities of $18,708.

As of December 31, 2007, the Company's cumulative gap ratios for assets and liabilities repricing within three months and within one year were a negative 31% and 39%, respectively, meaning more liabilities than assets are scheduled to reprice within these periods. This situation suggests that a decrease in market interest rates may benefit net interest income and that an increase in interest rates may negatively impact the Company. The liability sensitive gap position is largely the result of classifying the interest bearing NOW accounts, money market accounts and savings accounts as immediately repriceable. Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities and periods to repricing, they may react differently to changes in market interest rates. Also, interest rates on assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other assets and liabilities may follow changes in market interest rates. Additionally, certain assets have features that restrict changes in the interest rates of such assets, both on a short-term basis and over the lives of such assets.

INFLATION

The primary impact of inflation on the Company's operations is to increase asset yields, deposit costs and operating overhead. Unlike most industries, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than they would on non-financial companies. Although interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services, increases in inflation generally have resulted in increased interest rates. The effects of inflation can magnify the growth of assets and, if significant, require that equity capital increase at a faster rate than would be otherwise necessary.

FORWARD-LOOKING STATEMENTS

The discussion in the foregoing Management Discussion and Analysis and elsewhere in this Report contains forward-looking statements about the Company, its business and its prospects. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include use of the words "believe", "expect", "anticipate", "intend", "plan", "estimate" or words of similar meaning, or future or conditional verbs such as "will", "would", "should", "could" or "may". Forward-looking statements, by their nature, are subject to risks and uncertainties. A number of factors, many of which are beyond the Company's control, could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements. Such risks and uncertainties with respect to the Company include, but are not limited to, those related to the economic conditions, particularly in the concentrated geographic area in which the Company and the Banks operate, competitive products and pricing, adequacy of the allowance for loan losses established by the Banks, fiscal and monetary policies of the U.S. government, changes in governmental regulations affecting financial institutions, (including regulatory fees and capital requirements), changes in prevailing interest rates, credit risk management and asset/liability management, the financial and securities markets and the availability of and costs associated with sources of liquidity.

These factors may not constitute all factors that could cause actual results to differ materially from those discussed in any forward-looking statement. The Company operates in a continually changing business environment and new facts emerge from time to time. It cannot predict such factors nor can it assess the impact, if any, of such factors on its financial position or its results of operations. Accordingly, forward-looking statements should not be relied upon as a predictor of actual results. The Company disclaims any responsibility to update any forward-looking statement provided in this document.

STOCK PRICE PERFORMANCE

The following performance graph provides information regarding cumulative, five-year total return on an indexed basis of the Company's Common Stock as compared with the NASDAQ Composite Index, the SNL Midwest OTC Bulletin Board Bank Index ("Midwest OTC Bank Index") and the SNL NASDAQ Bank Index prepared by SNL Financial L.C. of Charlottesville, Virginia. The Midwest OTC Bank Index reflects the performance of 140 bank holding companies operating principally in the Midwest as selected by SNL Financial. The SNL NASDAQ Bank Index is comprised of 363 bank and bank holding companies listed on the NASDAQ market throughout the United States. The indexes assume the investment of $100 on December 31, 2002 in the Common Stock, the NASDAQ Composite Index, Midwest OTC Bank Index and the NASDAQ Bank Index with all dividends reinvested. The Company's stock price performance shown in the following graph is not indicative of future stock price performance.

Total Return Performance


225
200
175
150
125
100
Ames National Corporation
NASDAQ Composite
SNL NASDAQ Bank
Midwest OTC Bank Index
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07

PERIOD ENDING

Index	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07
Ames National Corporation	100.00	129.84	186.07	183.66	157.00	153.47
NASDAQ Composite	100.00	150.01	162.89	165.13	180.85	198.60
SNL NASDAQ Bank	100.00	129.08	147.94	143.43	161.02	126.42
Midwest OTC Bank Index	100.00	126.23	150.40	156.59	164.90	160.97

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Ames National Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Ames National Corporation's internal control system was designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Ames National Corporation's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment we determined that, as of December 31, 2007, the Company's internal control over financial reporting is effective based on those criteria.

The Company's internal control over financial reporting as of December 31, 2007 has been audited by Clifton Gunderson LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Thomas H. Pohlman
(Principal Executive Officer)

John P. Nelson, Vice President
(Principal Financial Officer)

CHANGE IN ACCOUNTANTS

The Company's prior independent auditor, McGladrey & Pullen, LLP, was dismissed by the Company on February 8, 2006, with such dismissal effective upon completion of its audit of the Company's financial statements for the year ended December 31, 2005. The Company's current independent auditor, Clifton Gunderson LLP, was retained by the Company on February 8, 2006. The dismissal of McGladrey & Pullen, LLP and the retention of Clifton Gunderson LLP was approved by the Audit Committee. During the Company's two fiscal years ended December 31, 2005, and during the subsequent interim period proceeding dismissal of McGladrey & Pullen, LLP in 2006, there was no disagreement between the Company and McGladrey & Pullen, LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of McGladrey & Pullen, LLP, would have caused McGladrey & Pullen, LLP to make reference to the subject matter of the disagreement in connection with its reports on the Company's financial statements. The audit reports of McGladrey & Pullen, LLP on the financial statements of the Company as of and for the two years ended December 31, 2005 did not contain any adverse opinion or disclaimer of opinion, nor were these opinions qualified or modified as to uncertainty, audit scope or accounting principles. The Company has previously provided a copy of the foregoing disclosures to McGladrey & Pullen, LLP and McGladrey & Pullen, LLP, in a letter dated February 13, 2006, stated its agreement with the Company's statements regarding its dismissal as independent auditor.

INDEPENDENT AUDITOR'S REPORT

Clifton Gunderson LLP
Certified Public Accountants & Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Ames National Corporation
Ames, Iowa

We have audited the accompanying consolidated balance sheets of Ames National Corporation and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these consolidated financial statements based on our audits. The consolidated statements of income, stockholders' equity and cash flows of Ames National Corporation and subsidiaries for the year ended December 31, 2005 were audited by other auditors whose report dated January 20, 2006 was unqualified.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ames National Corporation and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Ames National Corporation and subsidiaries' internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 25, 2008 expressed an unqualified opinion.

Clifton Gunderson LLP

West Des Moines, Iowa
February 25, 2008

Clifton Gunderson LLP
Certified Public Accountants & Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Ames National Corporation
Ames, Iowa

We have audited Ames National Corporation and subsidiaries internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Ames National Corporation's management is responsible for maintaining effective internal control over the financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Ames National Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based upon criteria established in Internal Control- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Ames National Corporation and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended and our report dated February 25, 2008 expressed an unqualified opinion.

Clifton Gunderson LLP

West Des Moines, Iowa
February 25, 2008

CONSOLIDATED BALANCE SHEETS

December 31, 2007 and 2006

ASSETS	**2007**	**2006**
Cash and due from banks	$26,044,577	$16,510,082
Federal funds sold	5,500,000	13,100,000
Interest bearing deposits in financial institutions	634,613	1,544,306
Securities available-for-sale	339,942,064	354,571,864
Loans receivable, net	463,651,000	429,122,541
Loans held for sale	344,970	525,999
Bank premises and equipment, net	13,446,865	12,617,741
Accrued income receivable	8,022,900	7,871,365
Deferred income taxes	929,326	-
Other assets	3,074,833	2,989,090
Total assets	$861,591,148	$838,852,988

LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Deposits		
Demand, noninterest bearing	$80,638,995	$77,638,264
NOW accounts	160,672,326	158,584,115
Savings and money market	162,291,544	159,401,753
Time, $100,000 and over	109,189,660	102,230,631
Other time	177,326,270	182,501,710
Total deposits	690,118,795	680,356,473
Federal funds purchased and securities sold under agreements to repurchase	30,033,321	34,727,897
Other short-term borrowings	737,420	1,470,116
Long-term borrowings	24,000,000	2,000,000
Dividend payable	2,545,987	2,450,503
Deferred income taxes	-	1,187,948
Accrued expenses and other liabilities	4,135,102	3,736,739
Total liabilities	751,570,625	725,929,676
STOCKHOLDERS' EQUITY		
Common stock, $2 par value, authorized 18,000,000 shares; 9,429,580 and 9,425,013 shares issued and outstanding as of December 31, 2007 and 2006, respectively	18,859,160	18,850,026
Additional paid-in capital	22,588,691	22,498,904
Retained earnings	66,683,016	65,856,627
Accumulated other comprehensive income - net unrealized gain on securities available-for-sale	1,889,656	5,717,755
Total stockholders' equity	110,020,523	112,923,312
Total liabilities and stockholders' equity	$861,591,148	$838,852,988

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2007, 2006 and 2005

	2007	2006	2005
Interest and dividend income:			
Loans, including fees	$31,629,493	$29,593,896	$26,979,358
Securities:			
Taxable	9,304,036	8,830,356	8,558,156
Tax-exempt	4,828,248	4,226,941	4,190,268
Federal funds sold	232,723	224,882	130,182
Dividends	1,567,578	1,419,617	1,447,663
	47,562,078	44,295,692	41,305,627
Interest expense:			
Deposits	21,055,100	19,742,379	14,380,214
Other borrowed funds	2,482,030	1,563,149	1,552,894
	23,537,130	21,305,528	15,933,108
Net interest income	24,024,948	22,990,164	25,372,519
Provision (credit) for loan losses	(94,100)	(182,686)	331,282
Net interest income after provision (credit) for loan losses	24,119,048	23,172,850	25,041,237
Noninterest income:			
Trust department income	2,014,277	1,462,734	1,375,308
Service fees	1,855,964	1,840,699	1,796,503
Securities gains, net	1,466,697	1,135,136	795,780
Gain on sales of loans held for sale	743,009	564,819	606,277
Merchant and ATM fees	553,644	645,517	570,914
Gain on sale or foreclosure of real estate	-	482,203	-
Other	574,759	542,924	468,410
Total noninterest income	7,208,350	6,674,032	5,613,192
Noninterest expense:			
Salaries and employee benefits	10,041,947	9,408,293	9,208,902
Data processing	2,239,595	2,185,478	2,126,040
Occupancy expenses	1,292,424	1,159,750	1,148,738
Other operating expenses	3,202,281	2,750,341	2,726,222
Total noninterest expense	16,776,247	15,503,862	15,209,902
Income before income taxes	14,551,151	14,343,020	15,444,527
Provision for income taxes	3,542,049	3,399,403	3,835,992
Net income	$11,009,102	$10,943,617	$11,608,535
Basic earnings per share	$1.17	$1.16	$1.23

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended December 31, 2007, 2006 and 2005

	Comprehensive Income	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance, December 31, 2004		$18,919,380	$22,225,516	$63,200,352	$(889,020)	$7,467,712	$110,923,940
Comprehensive income:							
Net income	$11,608,535	-	-	11,608,535	-	-	11,608,535
Other comprehensive income, unrealized losses on securities, net of reclassification adjustment, net of tax benefit	(4,175,858)	-	-	-	-	(4,175,858)	(4,175,858)
Total comprehensive income	$7,432,677						
Cash dividends declared, $1.00 per share		-	-	(9,417,253)	-	-	(9,417,253)
Retirement of treasury stock		(96,984)	(113,932)	(678,104)	889,020	-	-
Sale of 8,073 shares of treasury stock		16,146	271,791	-	-	-	287,937
Balance, December 31, 2005		18,838,542	22,383,375	64,713,530	-	3,291,854	109,227,301
Comprehensive income:							
Net income	$10,943,617	-	-	10,943,617	-	-	10,943,617
Other comprehensive income, unrealized gains on securities, net of reclassification adjustment, net of tax benefit	2,425,901	-	-	-	-	2,425,901	2,425,901
Total comprehensive income	$13,369,518						
Cash dividends declared, $1.04 per share		-	-	(9,800,520)	-	-	(9,800,520)
Sale of 5,742 shares of common stock		11,484	115,529	-	-	-	127,013
Balance, December 31, 2006		18,850,026	22,498,904	65,856,627	-	5,717,755	112,923,312
Net income	$11,009,102	-	-	11,009,102	-	-	11,009,102
Other comprehensive income, unrealized losses on securities, net of reclassification adjustment, net of tax benefit	(3,828,099)	-	-	-	-	(3,828,099)	(3,828,099)
Total comprehensive income	$7,181,003						
Cash dividends declared, $1.08 per share		-	-	(10,182,713)	-	-	(10,182,713)
Sale of 4,567 shares of common stock		9,134	89,787	-	-	-	98,921
Balance, December 31, 2007		$18,859,160	$22,588,691	$66,683,016	$-	$1,889,656	$110,020,523

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2007, 2006 and 2005

	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$11,009,102	$10,943,617	$11,608,535
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision (credit) for loan losses	(94,100)	(182,686)	331,282
Amortization and accretion	(244,069)	131,704	478,244
Depreciation	1,086,400	973,257	915,213
Provision for deferred taxes	130,978	107,200	(226,170)
Securities gains, net	(1,466,697)	(1,135,136)	(795,778)
Change in assets and liabilities:			
Decrease (increase) in loans held for sale	181,029	455,281	(675,561)
Increase in accrued income receivable	(151,535)	(1,237,570)	(371,371)
Increase in other assets	(85,743)	(798,438)	(1,022,681)
Increase (decrease) in accrued expenses and other liabilities	398,363	1,798,232	(770,194)
Net cash provided by operating activities	10,763,728	11,055,461	9,471,519
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of securities available-for-sale	(88,955,529)	(69,015,999)	(59,049,297)
Proceeds from sale of securities available-for-sale	23,445,749	6,013,192	24,937,433
Proceeds from maturities and calls of securities available-for-sale	75,773,995	46,795,165	57,750,361
Net decrease in interest bearing deposits in financial institutions	909,693	4,439,236	3,591,632
Net decrease (increase) in federal funds sold	7,600,000	(12,800,000)	19,565,000
Net decrease (increase) in loans	(34,434,359)	11,377,830	(29,081,652)
Purchase of bank premises and equipment	(1,915,524)	(2,560,158)	(3,155,417)
Net cash provided (used in) investing activities	(17,575,975)	(15,750,734)	14,558,060
CASH FLOWS FROM FINANCING ACTIVITIES			
Increase in deposits	9,762,322	12,014,138	10,166,496
Increase (decrease) in federal funds purchased and securities sold under agreements to repurchase	(4,694,576)	67,914	(29,412,492)
Proceeds from other borrowings, net	21,267,304	608,986	2,861,130
Dividends paid	(10,087,229)	(9,704,835)	(8,599,597)
Proceeds from issuance of stock	98,921	127,013	287,937
Net cash provided by (used in) financing activities	16,346,742	3,113,216	(24,696,526)
Net increase (decrease) in cash and cash equivalents	9,534,495	(1,582,057)	(666,947)
CASH AND DUE FROM BANKS			
Beginning	16,510,082	18,092,139	18,759,086
Ending	$26,044,577	$16,510,082	$18,092,139
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash payments for:			
Interest	$23,456,721	$21,064,363	$15,154,109
Income taxes	3,691,664	3,461,781	3,979,665

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of business: Ames National Corporation and subsidiaries (the Company) operates in the commercial banking industry through its subsidiaries in Ames, Boone, Story City, Nevada and Marshalltown, Iowa. Loan and deposit customers are located primarily in Story, Boone, Hamilton and Marshall Counties and adjacent counties in Iowa.

Segment information: The Company uses the "management approach" for reporting information about segments in annual and interim financial statements. The management approach is based on the way the chief operating decision-maker organizes segments within a company for making operating decisions and assessing performance. Based on the "management approach" model, the Company has determined that its business is comprised of one operating segment: banking. The banking segment generates revenues through personal, business, agricultural and commercial lending, management of the investment securities portfolio, providing deposit account services and providing trust services.

Consolidation: The consolidated financial statements include the accounts of Ames National Corporation (the Parent Company) and its wholly-owned subsidiaries, 1st National Bank, Ames, Iowa; State Bank & Trust Co., Nevada, Iowa; Boone Bank & Trust Co., Boone, Iowa; Randall-Story State Bank, Story City, Iowa; and United Bank & Trust NA, Marshalltown, Iowa (collectively, the Banks). All significant intercompany transactions and balances have been eliminated in consolidation.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and fair value of financial instruments.

Cash and cash equivalents: For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks. The Company reports net cash flows for customer loan transactions, deposit transactions and short-term borrowings with maturities of 90 days or less.

Securities available-for-sale: The Company classifies all securities as available for sale. Available for sale securities are those the Company may decide to sell if needed for liquidity, asset-liability management or other reasons. Available for sale securities are reported at fair value, with net unrealized gains and losses reported as other comprehensive income or loss and as a separate component of stockholders' equity, net of tax.

Gains and losses on the sale of securities are determined using the specific identification method based on amortized cost and are reflected in results of operation at the time of sale. Interest and dividend income, adjusted by amortization of purchase premium or discount over the estimated life of the security using the level yield method, is included in income as earned.

Declines in the fair value of available-for-sale securities below their cost that are deemed to be other-than-temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans held for sale: Loans held for sale are the loans the Banks have the intent to sell in the foreseeable future. They are carried at the lower of aggregate cost or market value. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. Gains and losses on sales of loans are recognized at settlement dates and are determined by the difference between the sale proceeds and the carrying value of the loans.

Loans: Loans are stated at the principal amount outstanding, net of deferred loan fees and the allowance for loan losses. Interest on loans is credited to income as earned based on the principal amount outstanding. The Banks' policy is to discontinue the accrual of interest income on any loan 90 days or more past due unless the loans are well collateralized and in the process of collection. Income on nonaccrual loans is subsequently recognized only to the extent that cash payments are received. Nonaccrual loans are returned to an accrual status when, in the opinion of management, the financial position of the borrower indicates there is no longer any reasonable doubt as to timely payment of principal or interest.

Allowance for loan losses: The allowance for loan losses is maintained at a level deemed appropriate by management to provide for known and inherent risks in the loan portfolio. The allowance is based upon a continuing review of past loan loss experience, current economic conditions, the underlying collateral value securing the loans and other adverse situations that may affect the borrower's ability to repay. Loans which are deemed to be uncollectible are charged off and deducted from the allowance. Recoveries on loans charged-off and the provision for loan losses are added to the allowance. This evaluation is inherently subjective and requires estimates that are susceptible to significant revisions as more information becomes available.

The allowance consists primarily of specific and general/unallocated components. The specific component relates to loans that are classified either as doubtful, substandard or special mention and meet the definition of impaired. For impaired loans, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers the remaining loans and is based on historical loss experience adjusted for qualitative factors, including internal factors such as remaining classified loan volume, delinquency trends of the loan portfolios and loan growth. External environmental factors considered include the current state of the overall collateral values and other economic factors as identified. The unallocated component of the allowance will also provide a margin for the imprecision inherent in the methodologies utilized in the estimation of the allowance.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Smaller balance homogeneous loans are evaluated for impairment in total. Such loans include residential first mortgage loans secured by one-to-four family residences, residential construction loans, and automobile loans. Commercial and agricultural loans and mortgage loans secured by other properties are evaluated individually for impairment when analysis of borrower operating results and financial condition indicates that underlying cash flows of the borrower's business are not adequate to meet its debt service requirements. Often this is associated with a delay or shortfall in payments of 90 days or more. Nonaccrual loans are often also considered impaired. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

Premises and equipment: Premises and equipment are stated at cost less accumulated depreciation. Depreciation expense is computed using straight-line and accelerated methods over the estimated useful lives of the respective assets. Depreciable lives range from 3 to 7 years for equipment and 15 to 39 years for premises.

Trust department assets: Property held for customers in fiduciary or agency capacities is not included in the accompanying consolidated balance sheets, as such items are not assets of the Banks.

Income taxes: Deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax bases. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns. Benefits from tax positions taken or expected to be taken in a tax return are not recognized if the likelihood that the tax position would be sustained upon examination by a taxing authority is considered to be 50 percent or less.

The Company files a consolidated federal income tax return, with each entity computing its taxes on a separate company basis. For state tax purposes, the Banks file franchise tax returns, while the Parent Company files a corporate income tax return.

On January 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). The Company believes that the adoption and application of FIN 48 was not significant to the 2007 consolidated financial statements. The Company has adopted the policy of classifying interest and penalties as income tax expense.

Comprehensive income: Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the stockholders' equity section of the consolidated balance sheet, such items, along with net income, are components of comprehensive income. Gains and losses on available-for-sale securities are reclassified to net income as the gains or losses are realized upon sale of the securities. Other-than-temporary impairment charges are reclassified to net income at the time of the charge.

Financial Instruments with off-balance-sheet risk: The Company, in the normal course of business, makes commitments to make loans which are not reflected in the consolidated financial statements. A summary of these commitments is disclosed in Note 10.

Transfers of financial assets: Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Fair value of financial instruments: The following methods and assumptions were used by the Company in estimating fair value disclosures:

Cash and due from banks, federal funds sold and interest-bearing deposits in financial institutions: The recorded amount of these assets approximates fair value.

Securities available-for-sale: Fair values of securities available-for-sale are based on bid prices published in financial newspapers, bid quotations received from securities dealers, or quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued.

Loans held for sale: The fair value of loans held for sale is based on prevailing market prices.

Loans: The fair value of loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates, which reflect the credit and interest rate risk inherent in the loan. The estimate of maturity is based on the historical experience, with repayments for each loan classification modified, as required, by an estimate of the effect of current economic and lending conditions. The effect of nonperforming loans is considered in assessing the credit risk inherent in the fair value estimate.

Deposit liabilities: Fair values of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings and NOW accounts, and money market accounts, are equal to the amount payable on demand as of the respective balance sheet date. Fair values of certificates of deposit are based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities. The fair value estimates do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

Other short-term borrowings: The carrying amounts of other short-term borrowings approximate fair value because of the generally short-term nature of the instruments.

Long-term borrowings: Fair values of long-term borrowings are estimated using discounted cash flow analysis based on interest rates currently being offered with similar terms.

Accrued income receivable and accrued interest payable: The carrying amounts of accrued income receivable and interest payable approximate fair value.

Commitments to extend credit and standby letters of credit: The fair values of commitments to extend credit and standby letters of credit are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreement and credit worthiness of the counterparties. The carry value and fair value of the commitments to extend credit and standby letters of credit are not considered significant.

Limitations: Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Earnings per share: Basic earnings per share computations for the years ended December 31, 2007, 2006 and 2005, were determined by dividing net income by the weighted-average number of common shares outstanding during the years then ended. The Company had no potentially dilutive securities outstanding during the periods presented.

The following information was used in the computation of basic earnings per share for the years ended December 31, 2007, 2006, and 2005.

	2007	2006	2005
Basic earning per share computation:			
Net income	$11,009,102	$10,943,617	$11,608,535
Weighted average common shares outstanding	9,427,503	9,422,402	9,415,599
Basic EPS	$1.17	$1.16	$1.23

Stock Split: On June 15, 2005, shareholders of the Company approved an amendment to the Restated Articles of Incorporation increasing the Company's authorized common stock from 6 million to 18 million shares and reducing the par value of such common stock from $5.00 to $2.00 per share. The purpose of the amendment was to provide a sufficient number of shares of authorized common stock to accommodate a 3-for-1 stock split previously approved by the Board of Directors of the Company on May 11, 2005. The stock split was effective July 15, 2005 for holders of record as of July 1, 2005. Share and per share data for all periods presented have been restated to reflect the stock split.

New Accounting Pronouncements: The following new accounting pronouncements may affect future financial reporting by the Company:

In September 2006, the FASB issued Statement No. 157 (SFAS No. 157), *Fair Value Measurements.* SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 generally for financial assets and liabilities, and is effective for fiscal years beginning after November 15, 2008 generally for non-financial assets and liabilities. The Company does not expect that the adoption of SFAS No. 157 will have a material effect on its financial position or results of operations.

In February 2007, the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* (SFAS No. 159). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Subsequent unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. The provisions of SFAS No. 159 are effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is evaluating if it will adopt the fair value option of SFAS No. 159 and what impact the adoption will have on the consolidated financial statements if adopted.

NOTE 2. RESTRICTIONS ON CASH AND DUE FROM BANKS

The Federal Reserve Bank requires member banks to maintain certain cash and due from bank reserves. The subsidiary banks' reserve requirements totaled approximately $2,665,000 and $2,847,000 at December 31, 2007 and 2006, respectively.

NOTE 3. DEBT AND EQUITY SECURITIES

The amortized cost of securities available for sale and their approximate fair values are summarized below:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
2007:				
U.S. treasury	$497,277	$26,883	$-	$524,160
U.S. government agencies	94,500,440	1,207,999	(111,206)	95,597,233
U.S. government mortgage-backed securities	27,064,931	27,833	(215,392)	26,877,372
State and political subdivisions	132,698,746	963,002	(379,397)	133,282,351
Corporate bonds	65,455,863	527,546	(1,030,111)	64,953,298
Equity securities	16,725,353	3,326,847	(1,344,550)	18,707,650
	$336,942,610	$6,080,110	$(3,080,656)	$339,942,064

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
2006:				
U.S. treasury	$496,493	$12,199	$-	$508,692
U.S. government agencies	124,156,765	451,183	(1,415,960)	123,191,988
U.S. government mortgage-backed securities	17,027,697	16,233	(491,241)	16,552,689
State and political subdivisions	119,698,521	969,283	(759,686)	119,908,118
Corporate bonds	60,204,400	853,289	(433,822)	60,623,867
Equity securities	23,912,185	9,914,125	(39,800)	33,786,510
	$345,496,061	$12,216,312	$(3,140,509)	$354,571,864

The amortized cost and estimated fair value of debt securities available-for-sale as of December 31, 2007, are shown below by contractual maturity. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
Due in one year or less	$60,466,254	$60,275,160
Due after one year through five years	114,175,977	115,247,320
Due after five years through ten years	121,075,039	121,180,900
Due after ten years	24,499,987	24,531,034
	320,217,257	321,234,414
Equity securities	16,725,353	18,707,650
	$336,942,610	$339,942,064

At December 31, 2007 and 2006, securities with a carrying value of approximately $148,124,970 and $163,497,000, respectively, were pledged as collateral on public deposits, securities sold under agreements to repurchase and for other purposes as required or permitted by law. Securities sold under agreements to repurchase are held by the Company's safekeeping agent.

For the years ended December 31, 2007, 2006, and 2005, proceeds from sales of available-for-sale securities amounted to $23,445,749, $6,013,192, and $24,937,433, respectively. Gross realized gains and gross realized losses on sales of available-for-sale securities were $4,369,185 and $2,902,488, respectively, in 2007, $1,333,136 with no losses, respectively, in 2006, and $1,287,962 and $236,182, respectively, in 2005. The tax provision applicable to the net realized gains and losses amounted to approximately $587,000, $454,000, and $318,000, respectively. Other-than-temporary impairments recognized as a component of income were $0 in 2007, $198,000 in 2006, and $256,000 in 2005.

The components of other comprehensive income (loss) - net unrealized gains (losses) on securities available-for-sale for the years ended December 31, 2007, 2006, and 2005, were as follows:

	2007	2006	2005
Unrealized holding gains (losses) arising during the period	$(4,609,651)	$4,985,773	$(5,832,566)
Reclassification adjustment for net gains realized in net income	(1,466,697)	(1,135,136)	(795,780)
Net unrealized gains (losses) before tax effect	(6,076,348)	3,850,637	(6,628,346)
Tax effect	2,248,249	(1,424,736)	2,452,488
Other comprehensive income Net unrealized gains (losses) on securities	$(3,828,099)	$2,425,901	$(4,175,858)

Unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2007 and 2006 are summarized as follows:

2007:	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Securities available for sale:						
U.S. government agencies	$2,497,127	$(2,873)	$22,807,372	$(108,334)	$25,304,499	$(111,207)
U.S. government mortgage-backed securities	12,696,160	(71,106)	8,706,270	(144,286)	21,402,430	(215,392)
State and political subsidivisions	14,067,294	(84,174)	26,526,618	(295,222)	40,593,912	(379,396)
Corporate obligations	21,577,269	(786,802)	14,392,174	(243,309)	35,969,443	(1,030,111)
Equity securities	6,336,950	(1,344,550)	-	-	6,336,950	(1,344,550)
	$57,174,800	$(2,289,505)	$72,432,434	$(791,151)	$129,607,234	$(3,080,656)

2006:	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Securities available for sale:						
U.S. government agencies	$5,314,107	$(19,792)	$83,914,199	$(1,396,168)	$89,228,306	$(1,415,960)
U.S. government mortgage-backed securities	187	-	15,709,012	(491,241)	15,709,199	(491,241)
State and political subsidivisions	13,580,743	(51,720)	39,705,322	(707,966)	53,286,065	(759,686)
Corporate obligations	1,964,337	(29,997)	23,139,560	(403,825)	25,103,897	(433,822)
Equity securities	960,200	(39,800)	-	-	960,200	(39,800)
	$21,819,574	$(141,309)	$162,468,093	$(2,999,200)	$184,287,667	$(3,140,509)

At December 31, 2007, 280 debt securities have unrealized losses of $1,736,106. These unrealized losses are generally due to changes in interest rates or general market conditions. In analyzing an issuers' financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and industry analysts' reports. Unrealized losses on equity securities totaled $1,344,550 as of December 31, 2007. Management analyzed the financial condition of the equity issuers and considered the general market conditions and other factors in concluding that the unrealized losses on equity securities were not other than temporary.

NOTE 4. LOANS RECEIVABLE

The composition of loans receivable is as follows:

	2007	2006
Commercial and agricultural	$114,748,926	$107,193,787
Real estate - mortgage	285,468,860	273,861,154
Real estate - construction	46,568,105	30,599,880
Consumer	9,472,218	11,834,070
Other	13,310,271	12,442,698
	469,568,380	435,931,589
Less:		
Allowance for loan losses	(5,780,678)	(6,532,617)
Deferred loan fees	(136,702)	(276,431)
	$463,651,000	$429,122,541

Changes in the allowance for loan losses are as follows:

	2007	2006	2005
Balance, beginning	$6,532,617	$6,765,356	$6,475,530
Provision (credit) for loan losses	(94,099)	(182,686)	331,282
Recoveries of loans charged-off	68,802	55,055	105,400
Loans charged-off	(726,642)	(105,108)	(146,856)
Balance, ending	$5,780,678	$6,532,617	$6,765,356

Loans are made in the normal course of business to certain directors and executive officers of the Company and to their affiliates. The terms of these loans, including interest rates and collateral, are similar to those prevailing for comparable transactions with others and do not involve more than a normal risk of collectibility. Loan transactions with related parties were as follows:

	2007	2006
Balance, beginning of year	$22,100,213	$28,505,102
New loans	20,355,673	9,804,923
Repayments	(18,259,135)	(12,961,377)
Change in status	(10,131,626)	(3,248,435)
Balance, end of year	$14,065,125	$22,100,213

At December 31, 2007 and 2006, the Company had impaired loans of approximately $5,485,000 and $1,049,000, respectively. The allowance for loan losses related to these impaired loans was approximately $247,000 and $142,000 at December 31, 2007 and 2006, respectively. The average balances of impaired loans for the years ended December 31, 2007, 2006, and 2005 were $2,486,000, $1,729,000, and $1,645,000 respectively. For the years ended December 31, 2007, 2006, and 2005, interest income, which would have been recorded under the original terms of such loans, was approximately $346,000, $42,000, and $41,000, respectively, with $180,000, $1,000, and $0, respectively, recorded. Loans greater than 90 days past due and still accruing interest were approximately $1,300,000 and $758,000 at December 31, 2007 and 2006, respectively. There are no other potential problem loans that cause management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms.

The amount the Company will ultimately realize from these loans could differ materially from their carrying value because of future developments affecting the underlying collateral or the borrowers' ability to repay the loans. As of December 31, 2007, there were no material commitments to lend additional funds to customers whose loans were classified as impaired.

NOTE 5. BANK PREMISES AND EQUIPMENT

The major classes of bank premises and equipment and the total accumulated depreciation are as follows:

	2007	2006
Land	$2,426,383	$3,032,448
Buildings and improvements	14,534,553	12,622,808
Furniture and equipment	7,029,181	6,522,487
	23,990,117	22,177,743
Less accumulated depreciation	10,543,252	9,560,002
	$13,446,865	$12,617,741

NOTE 6. DEPOSITS

At December 31, 2007, the maturities of time deposits are as follows:

2008	$209,051,047
2009	44,480,818
2010	23,312,127
2011	4,540,734
2012	5,072,897
Thereafter	58,307
	$286,515,930

Interest expense on deposits is summarized as follows:

	2007	2006	2005
NOW accounts	$2,050,655	$2,362,608	$2,009,186
Savings and money market	5,683,264	5,886,737	3,745,885
Time, $100,000 and over	5,325,045	4,421,595	3,094,834
Other time	7,996,137	7,071,439	5,530,309
	$21,055,100	$19,742,379	$14,380,214

Deposits from related parties held by the Company at December 31, 2007 and 2006 amounted to approximately $12,000,000 and $9,400,000, respectively.

NOTE 7. BORROWINGS

Federal funds purchased are unsecured and mature daily. Securities sold under repurchase agreements are short-term and are secured by investments. Short-term borrowings as of December 31, 2007 and 2006 consisted of Treasury, Tax and Loan option notes secured by investment securities.

At December 31, 2007 and 2006, long-term borrowings consisted of the following:

	2007		2006	
	Amount	Interest Rate	Amount	Interest Rate
FHLB advances maturing in:				
2009	$2,000,000	4.31%		
2010	1,000,000	5.01%	$1,000,000	5.01%
2011	1,000,000	5.04%	1,000,000	5.04%
Total FHLB advances	$4,000,000	4.67%	$2,000,000	4.67%
Term repurchase agreements maturing in:				
2009	$6,000,000	4.40%	-	-
2010	7,000,000	4.26%	-	-
2012	7,000,000	4.09%	-	-
Total term repurchase agreements	$20,000,000	4.24%	-	-
Total long-term borrowings	$24,000,000	4.31%	$2,000,000	4.67%

Term repurchase agreements are securities sold under agreement to repurchase, have maturity dates greater than one year, and can be called by the issuing financial institution on a quarterly basis after the expiration of the original lock-out periods ranging from 3 to 12 months. The final lock-out period expires in September of 2008.

FHLB borrowings are collateralized by certain 1-4 family residential real estate loans and the short-term and term repurchase agreements are collateralized with U.S. government agencies and mortgage-backed securities with a fair market value of $56,520,000. At December 31, 2007, the Banks had available borrowings with the Federal Home Loan Bank of Des Moines, Iowa of $42,551,000.

NOTE 8. EMPLOYEE BENEFIT PLANS

The Company has a stock purchase plan with the objective of encouraging equity interests by officers, employees, and directors of the Company and its subsidiaries to provide additional incentive to improve banking performance and retain qualified individuals. The purchase price of the shares is the fair market value of the stock based upon current market trading activity. The terms of the plan provide for the issuance of up to 42,000 shares of common stock per year for a ten-year period commencing in 1999 and continuing through 2008.

The Company has a qualified 401(k) profit-sharing plan. The Company matches employee contributions up to a maximum of 2% of qualified compensation and also contributes an amount equal to 5% of the participating employee's compensation. In addition, contributions can be made on a discretionary basis by the Company on behalf of the employees. For the years ended December 31, 2007, 2006 and 2005, Company contributions to the plan were approximately $613,000, $579,000, and $623,000, respectively. The plan covers substantially all employees.

NOTE 9. INCOME TAXES

The components of income tax expense are as follows:

	2007	2006	2005
Federal:			
Current	$2,726,253	$2,633,706	$3,282,266
Deferred	111,616	90,186	(202,533)
	2,837,869	2,723,892	3,079,733
State:			
Current	684,818	658,497	779,897
Deferred	19,362	17,014	(23,638)
	704,180	675,511	756,259
Income tax expense	$3,542,049	$3,399,403	$3,835,992

Total income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 35% to income before income taxes as a result of the following:

	2007	2006	2005
Income taxes at 35% federal tax rate	$5,092,903	$5,020,058	$5,405,585
Increase (decrease) resulting from:			
Tax-exempt interest and dividends	(1,942,031)	(1,797,533)	(1,860,143)
State taxes, net of federal tax benefit	435,391	437,893	460,694
Other	(44,214)	(261,015)	(170,144)
Total income tax expense	$3,542,049	$3,399,403	$3,835,992

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred liabilities are as follows:

	2007	2006
Deferred tax assets:		
Allowance for loan losses	$1,639,108	$1,921,102
Other items	770,441	595,168
	2,409,549	2,516,270
Deferred tax liabilities:		
Net unrealized gains on securities available for sale	(1,109,799)	(3,358,048)
Other	(370,424)	(346,170)
	(1,480,223)	(3,704,218)
Net deferred tax assets (liabilities)	$929,326	$(1,187,948)

At December 31, 2007 and 2006, income taxes currently payable of approximately $186,000 and $95,000, respectively, are included in accrued expenses and other liabilities.

The Company and its subsidiaries file one income tax return in the U.S. federal jurisdiction and separate individual tax returns for the state of Iowa. The Company is no longer subject to U.S. federal income and state tax examinations for years before 2003.

The Company adopted the provisions of FASB FIN 48, *Accounting for Uncertainty in Income Taxes*, on January 1, 2007. Management has determined that the Company has no material uncertain tax positions that would require recognition under FIN 48. The Company had no significant unrecognized tax benefits as of December 31, 2007 that, if recognized, would affect the effective tax rate. The Company had recorded no accrued interest or penalties as of or for the year ended December 31, 2007. The Company had no positions for which it deemed that it is reasonably possible that the total amounts of the unrecognized tax benefit will significantly increase or decrease within the 12 months as of December 31, 2007.

NOTE 10. COMMITMENTS, CONTINGENCIES AND CONCENTRATIONS OF CREDIT RISK

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as they do for on-balance-sheet instruments. A summary of the Company's commitments is as follows:

	2007	2006
Commitments to extend credit	$96,753,000	$79,629,000
Standby letters of credit	1,021,000	1,995,000
	$97,774,000	$81,624,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Banks evaluate each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Banks upon extension of credit, is based on management's credit evaluation of the party.

Standby letters of credit are conditional commitments issued by the Banks to guarantee the performance of a customer to a third-party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies and is required in instances which the Banks deem necessary. In the event the customer does not perform in accordance with the terms of the agreement with the third party, the Banks would be required to fund the commitment. The maximum potential amount of future payments the Banks could be required to make is represented by the contractual amount shown in the summary above. If the commitments were funded, the Banks would be entitled to seek recovery from the customer.

At December 31, 2007, the banks have established liabilities totaling $233,000 to cover estimated credit losses for off-balance-sheet loan commitments and standby letters of credit. No liabilities had been recorded for these estimated credit losses as of December 31, 2006.

In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the Company's financial statements.

Concentrations of credit risk: The Banks originate real estate, consumer, and commercial loans, primarily in Story, Boone, Hamilton and Marshall Counties, Iowa, and adjacent counties. Although the Banks have diversified loan portfolios, a substantial portion of their borrowers' ability to repay loans is dependent upon economic conditions in the Banks' market areas.

NOTE 11. REGULATORY MATTERS

The Company and its subsidiary banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possible additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company's and Banks' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Banks must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and each subsidiary bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2007 and 2006, that the Company and each subsidiary bank met all capital adequacy requirements to which they are subject.

As of December 31, 2007, the most recent notification from the federal banking regulators categorized the subsidiary banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized, the Banks must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. Management believes there are no conditions or events since that notification that have changed the institution's category. The Company's and each of the subsidiary bank's actual capital amounts and ratios as of December 31, 2007 and 2006, are also presented in the table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2007:						
Total capital (to risk-weighted assets):						
Consolidated	$113,020	18.6%	$48,618	8.0%	N/A	N/A
Boone Bank & Trust	13,222	17.0	6,234	8.0	$7,792	10.0%
1st National Bank	43,796	14.2	24,601	8.0	30,751	10.0
Randall-Story State Bank	8,680	14.5	4,795	8.0	5,994	10.0
State Bank & Trust	12,552	14.6	6,865	8.0	8,581	10.0
United Bank & Trust	9,474	13.7	5,547	8.0	6,933	10.0
Tier 1 capital (to risk-weighted assets):						
Consolidated	$107,239	17.6%	$24,309	4.0%	N/A	N/A
Boone Bank & Trust	12,383	15.9	3,117	4.0	$4,675	6.0%
1st National Bank	41,006	13.3	12,300	4.0	18,450	6.0
Randall-Story State Bank	8,058	13.4	2,398	4.0	3,596	6.0
State Bank & Trust	11,690	13.6	3,432	4.0	5,149	6.0
United Bank & Trust	8,606	12.4	2,773	4.0	4,160	6.0
Tier 1 capital (to average-weighted assets):						
Consolidated	$107,239	12.6%	$33,963	4.0%	N/A	N/A
Boone Bank & Trust	12,383	12.6	3,945	4.0	$4,931	5.0%
1st National Bank	41,006	9.3	17,668	4.0	22,085	5.0
Randall-Story State Bank	8,058	11.3	2,861	4.0	3,576	5.0
State Bank & Trust	11,690	10.6	4,425	4.0	5,531	5.0
United Bank & Trust	8,606	8.1	4,275	4.0	5,343	5.0

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
As of December 31, 2006:						
Total capital (to risk-weighted assets):						
Consolidated	$113,738	18.8%	$48,299	8.0%	N/A	N/A
Boone Bank & Trust	13,405	16.3	6,594	8.0	$8,243	10.0%
1st National Bank	44,420	15.3	23,247	8.0	29,059	10.0
Randall-Story State Bank	8,497	15.8	4,302	8.0	5,378	10.0
State Bank & Trust	12,449	15.0	6,625	8.0	8,282	10.0
United Bank & Trust	8,729	12.5	5,609	8.0	7,011	10.0
Tier 1 capital (to risk-weighted assets):						
Consolidated	$107,205	17.8%	$24,149	4.0%	N/A	N/A
Boone Bank & Trust	12,477	15.1	3,297	4.0	$4,946	6.0%
1st National Bank	41,106	14.1	11,623	4.0	17,435	6.0
Randall-Story State Bank	7,874	14.6	2,151	4.0	3,227	6.0
State Bank & Trust	11,538	13.9	3,313	4.0	4,969	6.0
United Bank & Trust	7,842	11.2	2,804	4.0	4,207	6.0
Tier 1 capital (to average-weighted assets):						
Consolidated	$107,205	13.0%	$33,103	4.0%	N/A	N/A
Boone Bank & Trust	12,477	12.0	4,167	4.0	$5,209	5.0%
1st National Bank	41,106	9.9	16,662	4.0	20,830	5.0
Randall-Story State Bank	7,874	11.2	2,824	4.0	3,530	5.0
State Bank & Trust	11,538	10.2	4,538	4.0	5,673	5.0
United Bank & Trust	7,842	8.0	3,946	4.0	4,932	5.0

Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by the Banks to the Company. Dividends paid by each Bank to the Company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements. Management believes that these restrictions currently do not have a significant impact on the Company.

NOTE 12. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments (as described in Note 1) were as follows:

	2007		2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and due from banks	$26,044,577	$26,044,577	$16,510,082	$16,510,082
Federal funds sold	5,500,000	5,500,000	13,100,000	13,100,000
Interest-bearing deposits	634,613	634,613	1,544,306	1,544,306
Securities available-for-sale	339,942,064	339,942,064	354,571,864	354,571,864
Loans, net	463,651,000	460,401,295	429,122,541	418,432,339
Loans held for sale	344,970	344,970	525,999	525,999
Accrued income receivable	8,022,900	8,022,900	7,871,365	7,871,365
Financial liabilities:				
Deposits	$690,118,795	$691,523,351	$680,356,473	$679,713,963
Federal funds purchased and securities sold under agreement to repurchase	30,033,321	30,033,321	34,727,897	34,727,897
Other short-term borrowings	737,420	737,420	1,470,116	1,470,116
Long-term borrowings	24,000,000	24,528,680	2,000,000	2,000,000
Accrued interest payable	2,402,594	2,402,594	2,322,185	2,322,185

NOTE 13. AMES NATIONAL CORPORATION (PARENT COMPANY ONLY) FINANCIAL STATEMENTS

Information relative to the Parent Company's balance sheets at December 31, 2007 and 2006, and statements of income and cash flows for each of the years in the three-year period ended December 31, 2007, is as follows:

CONDENSED BALANCE SHEETS
December 31, 2007 and 2006

	2007	2006
ASSETS		
Cash and due from banks	$78,323	$35,174
Interest-bearing deposits in banks	9,987,887	299,654
Securities available-for-sale	20,357,493	36,059,486
Investment in bank subsidiaries	82,359,583	80,524,802
Loans receivable, net	200,000	1,247,000
Premises and equipment, net	696,812	751,992
Accrued income receivable	209,179	247,502
Other assets	67,126	10,000
Total assets	$113,956,403	$119,175,610
LIABILITIES		
Dividends payable	$2,545,987	$2,450,503
Deferred income taxes	1,046,720	3,358,619
Accrued expenses and other liabilities	343,173	443,176
Total liabilities	3,935,880	6,252,298
STOCKHOLDERS' EQUITY		
Common stock	$18,859,160	$18,850,026
Additional paid-in capital	22,588,691	22,498,904
Retained earnings	66,683,016	65,856,627
Accumulated other comprehensive income	1,889,656	5,717,755
Total stockholders' equity	110,020,523	112,923,312
Total liabilities and stockholders' equity	$113,956,403	$119,175,610

CONDENSED STATEMENTS OF INCOME
Years Ended December 31, 2007, 2006 and 2005

	2007	2006	2005
Operating income:			
Equity in net income of bank subsidiaries	$9,897,030	$9,728,640	$10,660,583
Interest	600,495	690,704	570,325
Dividends	1,045,125	919,039	993,460
Rents	84,058	81,306	35,665
Securities gains, net	1,459,228	1,333,136	1,130,072
	13,085,936	12,752,825	13,390,105
Provision (credit) for loan losses	(16,000)	-	-

Operating income after provision (credit) for loan losses	13,101,936	12,752,825	13,390,105
Operating expenses	1,942,834	1,609,208	1,696,570
Income before income taxes	11,159,102	11,143,617	11,693,535
Income tax expense	150,000	200,000	85,000
Net income	$11,009,102	$10,943,617	$11,608,535

CONDENSED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2007, 2006 and 2005

	2007	**2006**	**2005**
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$11,009,102	$10,943,617	$11,608,535
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	61,462	65,498	64,216
Provision for loan losses	(16,000)	-	-
Amortization and accretion, net	(22,618)	(18,575)	(5,757)
Provision for deferred taxes	(42,065)	(22,320)	(50,652)
Securities gains, net	(1,459,228)	(1,333,136)	(1,130,072)
Equity in net income of bank subsidiaries	(9,897,030)	(9,728,640)	(10,660,583)
Dividends received from bank subsidiaries	8,849,000	8,734,000	8,634,000
Decrease (increase) in accrued income receivable	38,323	(9,614)	(77,351)
Decrease (increase) in other assets	(57,126)	225,584	(92,646)
Increase (decrease) in accrued expense payable and other liabilities	(100,003)	(206,319)	311,454
Net cash provided by operating activities	8,363,817	8,650,095	8,601,144
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of securities available-for-sale	(5,887,840)	(7,130,088)	(8,893,910)
Proceeds from sale of securities available-for-sale	14,436,995	4,629,061	7,830,546
Proceeds from maturities and calls of securities available-for-sale	2,500,000	2,335,000	800,000
Decrease (increase) in interest bearing deposits in banks	(9,688,233)	1,316,834	1,101,638
Decrease (increase) in loans	1,063,000	-	(170,000)
Purchase of bank premises and equipment, net	(6,282)	(36,059)	(406,588)
Investment in bank subsidiaries	(750,000)	(160,000)	(550,000)
Net cash provided by (used in) investing activities	1,667,640	954,748	(288,314)
CASH FLOWS FROM FINANCING ACTIVITIES			
Dividends paid	(10,087,229)	(9,704,835)	(8,599,597)
Proceeds from issuance of stock	98,921	127,013	287,937
Net cash used in financing activities	(9,988,308)	(9,577,822)	(8,311,660)
Net increase in cash and cash equivalents	43,149	27,021	1,170
CASH AND DUE FROM BANKS			
Beginning	35,174	8,153	6,983
Ending	$78,323	$35,174	$8,153

NOTE 14. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

	2007			
	March 31	June 30	September 30	December 31
Total interest income	$11,525,367	$11,910,093	$12,003,252	$12,123,366
Total interest expense	5,817,365	6,006,434	6,022,049	5,691,282
Net interest income	5,708,002	5,903,659	5,981,203	6,432,084
Provision (credit) for loan losses	9,728	143,877	(264,131)	16,426
Net income	2,521,014	2,827,431	2,938,539	2,722,118
Basic and diluted earnings per common share	0.27	0.30	0.31	0.29

	2006			
	March 31	June 30	September 30	December 31
Total interest income	$10,629,614	$10,977,629	$11,264,945	$11,423,504
Total interest expense	4,778,803	5,225,682	5,608,475	5,692,568
Net interest income	5,850,811	5,751,947	5,656,470	5,730,936
Provision (credit) for loan losses	29,624	(302,854)	45,859	44,685
Net income	2,912,368	2,764,818	2,545,572	2,720,859
Basic and diluted earnings per common share	0.31	0.29	0.27	0.29

NOTE 15. STOCK REPURCHASE PROGRAM

The Board of Directors of the Company approved a stock repurchase program on November 14, 2007. The Company has a strong capital position and this program provides an opportunity to repurchase Company stock on the open market when it is deemed to be favorably priced for repurchase. The program authorizes the repurchase of up to 100,000 shares during the calendar year 2008, or approximately 1% of 9,429,580 shares of common stock presently outstanding. The repurchases will be made in open market transactions at the discretion of management using Company cash. The timing and actual number of shares purchased will depend on a variety of factors such as price, the Company's liquidity position and other market conditions. The program may be limited or discontinued at any time without notice. The Company did not repurchase any shares in 2007.

Shareholder Information

Company Contact Information

Ames National Corporation
P.O. Box 846
405 Fifth Street
Ames, IA 50010
Telephone (515) 232-6251
Fax (515) 663-3033
Email info@amesnational.com
Website www.amesnational.com

Independent Auditors

Clifton Gunderson LLP
West Des Moines, Iowa

Counsel

Nyemaster, Goode, West, Hansell & O'Brien, P.C.
Des Moines, Iowa

Annual Meeting

The Board of Directors of Ames National Corporation has established Wednesday, April 30, 2008, at 4:30 p.m. as the date of the Annual Meeting of Shareholders. Registration will begin at 4:00 p.m. We invite all shareholders to attend the meeting, which will be held at the Reiman Gardens, 1407 Elwood Drive, Ames, Iowa.

Market Makers

Ames National Corporation's common stock is listed on the NASDAQ Capital Market under the symbol "ATLO." Market makers and brokers in the stock include:

UBS AG
(515) 233-4064

Monroe Securities, Inc.
(800) 766-5560

Howe Barnes Investments, Inc.
(800) 800-4693

FTN Financial Group
(800) 456-5460

Stock Transfer Agent

Illinois Stock Transfer Company
209 West Jackson Boulevard, Suite 903
Chicago, IL 60606
(800) 757-5755 • Fax: (312) 427-2879
www.illinoisstocktransfer.com

Form 10-K and Other Information

The Company submits an annual report to the Securities and Exchange Commission on Form 10-K. Shareholders may obtain written copies of Form 10-K without charge by writing to Ames National Corporation, P.O. Box 846, 405 Fifth Street, Ames, Iowa 50010, attention John P. Nelson, Vice President. This form is also available at www.amesnational.com.

END